PART I

ITEM 1. DESCRIPTION OF BUSINESS

Benguet Corporation (the Company or "BenguetCorp") was organized in 1903 to engage in gold mining. It expanded first into chromite production in 1934 and then into copper production in 1971. The Company's gold mining operations are conducted in the Philippines in Benguet and Jose Panganiban, Camarines Norte Provinces. Chromite mining operation is in Masinloc, Zambales Province and Copper mining operation was in San Marcelino, Zambales Province.

In 1980, the Company pursued complementary business strategies which brought itself into the fields of general engineering and industrial construction, agriculture, shipping, banking and finance, real estate- and forestry-based ventures.

Today, after restructuring its diversified operations and consolidating its resources following the turbulent financial climate of the 90's, the Company continues to evolve into a total natural resource development company. Aside from its core business of mining and mineral exploration, the Company and its subsidiaries are actively engaged in water projects, real estate development, forest management, and eco-tourism, while maintaining interests in allied industries such as steel casting, trucking and warehousing, trading, construction and engineering services.

MINING

Gold Mining Operations

The Company's Benguet Gold Operation (BGO) in Itogon, Benguet Province consisting of the Acupan and Kelly underground mines has been suspended since 1992. After several months of study, the Company reopened the Acupan underground mine through a partnership with the small-scale miners within the community in December 2001. Launched in January 2002, the Acupan Contract Mining Project (ACMP), where a large-scale operator and the small-scale miners grouped as mining cooperatives are made to work together, is the first of its kind in the country. The ACMP uses a tri-partite mining approach, involving the Government Mines and Geosciences Bureau (MGB) and Local Government Unit (LGU), the Community and the Company as stakeholders in the venture and where their respective roles are clearly delineated. Benefiting some 800 underground small scale miners belonging to the different mining associations from the Itogon Municipality, and some one hundred support services personnel, the project started on a royalty-type arrangement in the first three months and subsequently, shifted into an ore-sharing/services contracting project. The Company offered four (4) levels of its Acupan orebody and invested some ₱15 million including milling equipment for a 50 tonnes per day (TPD) Carbon-In-Leach/Carbon-In-Pulp (CIL/CIP) plant. The mining association/cooperatives pre-qualified as mining contractors which went through a bidding process, provide the mining services and share the ore mined with the Company. The Company provides centralized crushing/grinding services and the CIL/CIP plant. Additionally, the Company provides mine planning development, geology, safety and pollution control services.

Still at pre-operating status, ACMP has milled a total of 2,378 tonnes of ore grading 10.14 grams gold per tonne, producing 775 ounces gold. Ore milled were mined from the main levels of L-2000, L-1875, L-1700 and L-1500 of the Acupan underground mine. The first mining contracts implemented last year that started on royalty-basis and shifted to production sharing after a quarter, ended last February 2003. On March 14, 2003, ACMP had its second contract bidding for a two (2) year mining program and seven (7) small-scale mining cooperatives won 14 contract mining areas. An incentive bonus scheme was added into the package. Regulated by the Department of Environment and Natural Resources Mines Geo-Sciences Bureau (DENR-MGB) and Environmental Management Bureau (EMB) and other government agencies, the Company plans to develop a similar project in the Antamok mining area. The Acupan and Antamok contract mining projects will be expanded to 100 TPD in 2005.

The Company operated Benguet Antamok Gold Operation (BAGO) in Itogon, Benguet Province from 1992 to 1999, BAGO's operation remains suspended due to low gold price and high production costs. A caretaker organization has been retained to maintain the mine infrastructure, mill equipment and the entire property itself. As of December 31 1999, BAGO has an estimated resource of about 12.4 million tonnes averaging 3.45 grams gold per tonne. BAGO has a 3,500 tonnes per day CIL/CIP plant. The Company plans to utilize this mill for its 25% interest in the Rapu-Rapu project of La Fayette – a polymetallic orebody in Bicol or for the mill requirement of the Didipio property of Climax-Arimco in Nueva Vizcaya and Quirino.

The Company operated Paracale Gold Operation in Jose Panganiban, Camarines Norte Province from 1988 to 1993. The property consists of 154 mining claims covering 2,691 hectares, most of which are under operating or royalty agreements with several claimowners. BenguetCorp controls the mining rights to the claims. At present, the Company is repackaging the property for joint venture development or resale.

In 1990, the Company conducted tails buying operation in its Zamboanga Gold Prospect in Zamboanga, Mindanao Island under an agreement with Oreline Mining Corporation. Based on the Company's latest field evaluation, the volume of available high-grade tails from small-scale mining activities in the area is not enough to justify resumption of operations. Both the mining property and the 30 tonnes per day CIL gold processing plant are available for sale or other arrangements.

Chromite Mining Operation

The Company has been operating the Masinloc refractory chromite mine, named the Masinloc Chromite Operation (MCO), owned by Consolidated Mines, Inc. (CMI), since 1934. On January 8, 1981, a new 25-year profit-sharing contract was signed between the Company and CMI. MCO's total mineable reserve and total resource at the end of 2002 stood at 505,134 and 1,996,255 tonnes of refractory ore respectively, which is located inside the Philippine government's Zambales Mineral Chromite Reservation (ZMCR). Production at the Lower Western Orebody (LWOB) within the ZMCR is covered by a Mineral Production Sharing Agreement (MPSA) approved by the government in favor of CMI as claimowner and BenguetCorp as operator.

In July 2002, MCO temporarily suspended operation due to continous downtrend of chromite demand and high inventory of processed ore to supply the projected market demand throughout the year. A caretaker organization has been retained to handle maintenance, marketing, sales and shipping activities and keeping the underground dry. MCO resumed operation in March 2003 when its surplus inventory of chromite concentrate for export was exhausted, and presently operates on a just-in-time level of concentrate inventory.

MCO has an existing market agreement with Metallia, U.S.A., Inc., which commits to purchase chromite concentrate of at least 40,000 metric tonnes annually. The market agreement will expire on December 31, 2003.

Copper-Gold Mining Operation

From 1980 to 1997, the Company operated Dizon Copper-Gold Operation (DCO) in San Marcelino, Zambales under a profit-sharing agreement with Dizon Copper-Silver Mines, Inc. (DCSMI). In December 1997, the Company turned over the property to DCSMI. The Company and DCSMI as the new operator and claimowner, continue to dispose DCO's assets and supplies at 50% - 50% sharing.

MINERAL EXPLORATION

Kingking Copper-Gold Project

The Kingking ore body (the Kingking Project) in Pantukan, Compostela Valley (formerly Davao del Norte) is a porphyry-type copper deposit containing significant gold values. The Kingking property is approximately 1,656 hectares and is covered by a MPSA approved by the Philippine government on May 27, 1992 in favor of BenguetCorp as operator and Nationwide Development Corporation (NADECOR) as claimowner.

Pre-development studies made by the Company and Echo Bay Mines, Ltd., a North American-based gold mining company, established a reserve of 1.040 billion tonnes at 0.306% total copper and 0.410 grams gold per tonne. The mineable reserve is 371 million tonnes at 0.387% copper and 0.453 grams gold per tonne. The property is of world-class size and has the highest level of information among copper porphyry deposits in the Philippines.

On March 19, 2002, a Memorandum of Agreement was signed by the Company and NADECOR to facilitate the entry of possible joint venture partners to develop Kingking. Through the initiative of the MGB, BenguetCorp was introduced to and has held several meetings with a group of foreign investors interested to develop the whole project. On December 11, 2002, the amendment to the Kingking MPSA was approved and signed by the Company, NADECOR and DENR-MGB. Early 2003, the Company started to explore the epithermal gold deposit found in the northeastern portion of the Kingking tenement.

Ampucao Copper-Gold Project

The Company is currently in search of a joint venture partner to explore and develop this raw but promising porphyry copper-gold prospect located at the southern lower mining levels of the Acupan gold mine in Itogon, Benguet.

APSA-09 Project

The December 18, 2000 Agreement between the Company and Northern Luzon Exploration and Mining Company, Inc (NLEMCI) to explore, develop and operate a portion of BenguetCorp's APSA-09 property (Cal Horr) for copper and gold may need some changes due to NLEMCI's delayed acquisition of an exploration permit for government. In the event NLEMCI finally decides to drop their bid for an Exploration Permit, the Company has a ready plan for the mineral potential of the area plus a high value development plan for an 18 ha. patented claim in the area.

Only 10 km from Baguio City and along a government concrete road, the area is also amenable to various real estate development.

Pantingan Gold Project

The Pantingan Project in Bagac, Bataan is a 1,410-hectare epithermal gold prospect acquired in 1996 through a Royalty Agreement with Balanga-Bataan Mineral Corporation as claimowner. The project is covered by MPSA approved by the DENR on March 31, 2000. Based on initial exploration results, the resource base is estimated at 1.2 million gold ounces. The Company continued to conduct field geologic mapping, sampling, confirmation of the attitude of possible gold-bearing vein structures and reviewed the previous assessment of road networks in preparation for drilling activities.

Boringot Gold Project

The planned Phase II diamond drilling activity on this property located in Pantukan, Compostela Valley (formerly Davao del Norte) remains in abeyance pending approval by the DENR of the Company's application for an MPSA. This epithermal gold prospect, located five (5) kilometers northeast of Kingking, was acquired through a royalty agreement with Pantukan Mineral Corporation (PMC).

Zambales Nickel Laterite Project

On December 1, 2000, BenguetCorp entered into a joint venture agreement with Sumitomo Metal Mining Company, Ltd. and Nissho Iwai Corporation of Japan to explore for nickel laterite within the Zambales Ophiolite Belt which spans the provinces of Tarlac and Pangasinan. BenguetCorp was the project field operator tasked to conduct field surveys comprising of geological mapping, soil geochemistry and test pitting. In 2002,

Sumitomo Metal Mining Company, Ltd. and Nissho Iwai Corporation decided not to pursue further nickel laterite exploration in some selected areas of Pangasinan and Zambales due to both poor initial ground and remote sensing results. However, talks between the Company and partners Sumitomo and Nissho Iwai are on-going regarding the joint exploration and development of other nickel prospects including the Company's own Sta. Cruz Nickel Laterite property.

Sta. Cruz Nickel Laterite Project

BenguetCorp is currently engaged in negotiations with Sumitomo and Nissho Iwai to conduct field re-evaluation of the Company's Sta. Cruz, Zambales Nickel Laterite prospect, mainly through test pitting and sampling. Exploration results will determine the property's amenability to the "High Pressure Acid Leach" (HPAL) process of recovering nickel metal. The mineral resource within company-controlled claims is estimated to be roughly 12 million tonnes of laterite ore averaging 1.68% nickel and 0.047% cobalt.

Alaminos Limestone Project

BenguetCorp operates a limestone quarry having an estimated resource of 36 million tonnes in Barangay Pocal-Pocal, Alaminos, Pangasinan.The Company's latest exploration activities on the adjacent and contiguous limestone claims of Gulf Estates Mining Corporation (GEMCOR) in Barangay Sabangan, Alaminos, Pangasinan have generated an initial limestone resource of about 291 million tonnes. On March 29, 2000, BenguetCorp and GEMCOR entered into an agreement wherein the Company will develop the latter's mineral properties totaling 1,300 hectares. Initial tests have shown that the limestone is suitable raw material for cement manufacture. BenguetCorp and GEMCOR continue to supply limestone to the National Power Corporation coal-fired thermal plant at Sual, Pangasinan.

In the year under review, mapping and sampling activities were conducted on the northeastern and southern sections including the western quadrants of GEMCOR MPSA tenement. For the whole year, regional reconnaissance and semi-detailed geological mapping covered a total of 277.92 and 521.60 hectares respectively. A total of 39 rock chip samples were collected and analyzed for total CaO, %CaCO$_3$ and Fe.

Surigao Coal Project

Since 1984, exploration work on the Surigao coal prospect in Lianga, Surigao del Sur has remained suspended due to continuing peace and order problems in the area. The property has an estimated resource of 11.0 million tonnes of steaming grade coal. Initial washing tests have shown the coal to have an average grade of 8,500 BTU containing15% ash, 2% sulfur, and 15% moisture.

Nevada USA Project

BenguetCorp International Limited (BIL), the Company's Honkong-based 100% subsidiary for international operations remains largely inactive. BenguetCorp Canada Limited (BCL) in Vancouver, B.C. and BenguetCorp USA Limited (BUSA) in Nevada U.S.A. continue to hold interest in mining properties in Royston Hills, Nevada which are currently for sale. BIL was acquired in 1988 to oversee the Company's search for opportunities internationally, with primary emphasis on exploration and the sale of mining services.

NON-MINING BUSINESS

In 1980, the Company organized a wholly owned subsidiary, Benguet Management Corporation (BMC), to manage and promote the Company's non-mining activities. Its subsidiaries include: Arrow Freight Corporation (AFC) [trucking and warehousing], Benguetrade, Inc. (BTI) [trading], BMC Forestry Corporation (BFC) [forest management and real estate development], and Agua de Oro Venture (AOV) [bottled and bulk water].

In 1998, the Company incorporated BC Property Management, Inc. (BCPM) and Benguet Parkland Development Corporation (BPDC) to undertake projects utilizing the Company's nonperforming asset base, as it awaits improvement in metal prices and a clearer picture of the prospects of the mining industry in the Philippines.

FOUNDRY OPERATION

The Foundry business is operated and managed by BMC along with other BC's non-mining activities. The BMC Foundry in Alaminos, Laguna remains in a modified caretaker mode while the Company looks for joint venture partners or buyers for the foundry property and assets.

REAL ESTATE AND FOREST MANAGEMENT

The realty and forest management business is composed of 1) BFC [forest management & real estate development]; 2) BEREC [real estate leasing]; and 3) BCPM [real estate planning and development]

BMC Forestry Corporation (BFC)

The Company has opened up its forestry management group to cater to the outside market. The group is capable of preparing comprehensive reforestation development programs that are responsive to the needs of clients. Presently, it offers (a) preparation of feasibility studies, (b) selection and planting of the most suitable tree and plant species for any given area and climate, (c) supervision of actual reforestation activities, (d) survey and mapping of actual reforestation activities, (e) preparation of IEE/EIS for development projects, and (f) environmental monitoring. In 2001, the Company completed an erosion control and revegetation project at the San Roque Multipurpose Dam Project at San Manuel, Pangasinan, which is the Group's first project after it opened its reforestation services to cater to the outside market.

With the rebound of the real estate business, the Company decided to resume development of its 6.8 hectares property located at Concepcion, Rosario, La Union into a residential subdivision project. The revalidation of its conversion from agricultural to residential use has been completed, including the reclassification of its Tax Declaration. Minimal development of the property, consisting of clearing, road stripping and layout, frontage perimeter fence and construction of a field office have been completed. The Company is in the process of securing a Locational Clearance and a Development Permit from the Sangguniang Bayan of Rosario, La Union, a License to Sell from the Housing and Land Use Regulatory Board (HLURB), and other government requirements.

BC Property Management, Inc. (BCPM)

BCPM was incorporated in 1998 to consolidate all the mineral and non-mineral properties of the Company and initiate best land use and feasibility studies for each. In 1998, BCPM obtained a Presidential Proclamation declaring the Company's 133-hectare Kelly property a Special Economic Zone for light industries. In 2001, the Company created Task Force New Balatoc to oversee the planning and development of Balatoc as a new satellite town to Baguio City. After the Company's rationalization of the Benguet District Operation and the completion of the organizational framework and operating system of the newly created New Balatoc, BCPM took over as manager and operator of New Balatoc.

ECO-TOURISM

BPDC was incorporated in 1998 and tasked to plan, implement and operate the Company's various eco-tourism projects. The Benguet Mines Tourism Village (BMTV) in Balatoc generated a total of 18,603 visitors in 2002 compared with the 16,815 visitors in 2001 and 34, 376 in 2000. The Tourism Group succeeded in expanding its contacts with tour operators and other travel facilitators, and the Company's facilities were included in the Department of Tourism's Summer Caravan Program and the WOW Philippines Program. The tri-media publicity on BMTV greatly boosted awareness of the destination. BMTV was prominently featured in major dailies, such as the Philippine Star and Business World, and the in-flight Mabuhay Magazine of Philippine Air Lines; major radio and national television travel programs, such as Bombo Radyo, MBC-DZRH, Skycable Baguio, RPN 9, ABS-CBN Channel 2 and Studio 23.

BMTV is actively pursuing its plan for the development of the industrial area of Kelly Mines as another mining heritage tourism village and the Bobok Timber Project in Bokod, Benguet as a nature based multi-market eco-tourism destination. A similar eco-tourism mine village is likewise being planned at the Company's chromite operation in Masinloc, Zambales.

WATER PROJECTS

The water project is made up of two groups 1) Agua De Oro Ventures Corporation (AOV) [Bottled Water and Water Delivery] and 2) BenguetCorp Water Division [Bulk Water Supply and Water Utility System]

Agua De Oro Ventures Corporation

The Company's water delivery business under AOV established a satellite loading area within the Irisan Lime Plant area. This improved truck turnaround time and maximized the use of the Company's water source. On the other hand, the Company's Danum bottled water marketing and distribution activities were passed on to three (3) major distributors. Filled bottles are picked up from the Antamok plant, while AOV focuses on the production of the bottled water product in Antamok. AOV also transferred its office to a central location in Baguio City, which serves as a depot for wholesale pick-up, as well as for walk-in customer. AOV produces and distributes Danum purified drinking water in 5-, 3-, 1.5- and 1-gallon bottles. The product is bottled from its natural source using state-of-the-art technology in the production process. Plans to further improve AOV profitability include the introduction of 330 ml, 500 ml, and 1000ml. bottles which will be launched upon obtaining permit to sell from Bureau of Food and Drugs (BFAD).

BenguetCorp Water Division

With its Certificate of Public Convenience and Necessity (CPCN) from the National Water Resources Board (NWRB), the Company continues to operate a water utility system and sell water directly to consumers. Within its franchise area, mostly in Itogon town, the Company has installed storage tanks, distribution facilities and metered connections to community users, such as the Virac Community Water Service Project. It continues to obtain permits for various water sources in the area to support its future expansion plans.

The Company plans to supply water to Baguio City after the Baguio Water District (BWD) finally declared the bulk water bidding of 1997 a failure of bid in mid-2001, as the winning bidders failed to find adequate water sources. A re-bidding is scheduled in 2003 with revised Terms of Reference which include stricter provisions on water sourcing. The re-bidding will give the Company the much-awaited opportunity to participate in the project, which it did not participate in 1997 because of uneconomic bidding parameters. On June 20, 2002, the Company submitted to BWD a Letter of Intent to supply bulk water to Baguio City. While awaiting the bulk water re-bidding, the Company engaged the services of a reputable engineering firm to prepare a Feasibility Study and Private Sector Participation Proposal for Bulk Water Supply to the Baguio Water District (BWD). In the feasibility study, several options have been defined and costed out utilizing surface and underground water sources.

ENGINEERING AND CONSTRUCTION SERVICES

Realizing that it has within its organization a wealth of experience and skills, the Company has organized its Services Division that will offer engineering, technical and construction expertise to other companies and institutions. The Company now offers to the outside market its vast engineering and construction experience in road building, dam construction, tunneling, earth and rock excavation, water and sewerage systems construction, mineral, water and foundation drilling, and other technical works. In 2000, the Company was issued a "Triple A" Contractor's License (the highest level available) by the Philippine Contractors Accreditation Board. The Construction Group is now building two Municipal water systems in Bukidnon, Mindanao under the World Bank and Department of Interior and Local Government (DILG)-sponsored Local Government Unit (LGU)-Urban Water and Sanitation Project, and its Engineering Group is focused on the preliminary engineering of the 50,000 cubic meters per day bulk water project for Baguio City.

e-Commerce

The Company continues to look into internet-based opportunities with income generating potentials. Based on reports from independent internet based ratings services, the Company's main website **www.benguetcorp.com** has improved its overall efficiency ratings to normative levels.

In 2001, the Company converted stockholders' materials such as the Annual and Quarterly Reports to digital format (pdf files) to facilitate transmission via the Internet. These materials can now be delivered as attachments to e-mails, thus reducing costs of mailing through postal mail. The Company is also looking into the possibility of proxy solicitation on line.

Additional description of the development of the business of the Company and its subsidiaries for the past three years can be found in Item 9 (Management Discussion and Analysis of Financial Condition and Results of Operation).

ITEM 2. DESCRIPTION OF PROPERTY

The principal properties and projects of the Company and its subsidiaries are included in the discussion in Items 1 and 9.

Information regarding encumbrances on the Company's properties is shown in the Current Portion of Long-term Debt Note on Note 14 to Consolidated Financial Statements on pages 53 to 55.

ITEM 3. LEGAL PROCEEDINGS

As of December 31, 2002, the Company and its subsidiaries have no pending legal proceedings where claims exceed 10 percent of current assets on a consolidated basis.

The Company and its subsidiaries are involved in litigation on a number of cases and are subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on each of the Company's operations.

ITEM 4. CONTROL OF REGISTRANT

The Company is not, to its knowledge, directly or indirectly owned or controlled by another corporation or by any government. However, under Philippine law, the Company must be at least 60% owned and controlled by Philippine nationals. To assure this, the Company has divided its authorized stock into Class A and Class B stock. The Class A stock, being the Common Class A and the convertible Preferred Class A stock, may be owned only by Philippine nationals, and must at all times constitute at least 60% of the Company's outstanding stock. The Class B stock made up of only the Common Class B stock, can be owned by anyone, whether Philippine national or not, but cannot constitute more than 40% of Benguet's outstanding stock.

The holders of the Company Class A stock are entitled to nominate and elect sixty percent of the Company's Board of Directors (BOD). The holders of the Company's Class B stock are entitled to nominate and elect forty percent of the Company's BOD. Cumulative voting is permitted within each of these two categories.
The Company's Common Class B stock, which used to be listed on the New York Stock Exchange (NYSE), has been transferred to the National Association of Securities Dealers Over-the-Counter Bulletin Board (NASD-OTCBB).

The Company is not aware that anyone person or group owns beneficially as much five percent of its Common Class B stock.

Security Ownership of Certain Record and Beneficial Owners

The following table sets forth certain information about persons (or "groups" of persons) known by the Company to be the directly or indirectly the record or beneficial owner of more than ten percent (10%) of any class of the Company's voting stocks as of December 31, 2002:

Title of Class	Name and Address of Owner	Amount and Nature Of Ownership ("r"- record ownership/ "b"- beneficial ownership)	Percent Total per class of stocks
Class A Common	Palm Avenue Holdings Company (PAHC) and/or Palm Avenue Realty Corporation, (PARC) Metro Manila, Philippines. sequestered by the Republic of The Philippines thru Presidential Commission on Good Government (PCGG) under Executive Order Nos. 1 & 2 and reverted to Palm Avenue as sequestered shares per Supreme Court Entry of Judgement dated March 15, 1993 in G.R. No. 90667 entitled Republic of the Philippines vs. Sandiganbayan, PARC and PAHC	10,278,125 shares [1] "r"	14.346%
	PAHC and/or PARC, Metro Manila, Philippines sequestered by the Republic of the Philippines thru PCGG under Executive Order Nos. 1 & 2	21,306,830 shares [1] "r"	29.740%
	PCD Nominee Corporation G/F MSE Bldg., Ayala Avenue, Makati City	13,675,566 shares [2] "r"	19.089%
	Alfonso T. Yuchengco and associates	7,066,899 shares [3] "b"	9.864%
Class A Convertible Preferred	Fairmont Real Estate, Inc. and Independent Realty Corporation Metro Manila, Philippines. Sequestered by the Republic of the Philippines thru Presidential Commission on Good Government under E.O. Nos. 1 & 2.	89,198 shares [4] "r"	40.729%
	Eusebio H. Tanco 2/F FUB Bldg., Escolta, Manila	15,850 shares "b"	7.237%
Class B Common	NONE		

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[1] The Company is not aware of who is/are the direct or indirect beneficial owner/s of Palm Avenue Holdings Company and Palm Avenue Realty Corporation. The nominees of Palm Avenue Holdings Company and Palm Avenue Realty Corporation in the Board of Directors are Mr. Ferdinand Martin G. Romualdez, Chairman and Mr. Benjamin Philip G. Romualdez, President/CEO of the Company. Palm Avenue Companies is the record owner of Common Class A share, 10,278,125 and 21,306,830 shares. In 2002 and in the previous years, the Palm Avenue Companies issued a proxy in favor of its legal counsels, Attys. Otilia Dimayuga-Molo/Andrea Rigonan-dela Cueva, to vote in all matters to be taken up in the stockholders' meeting.

[2] PCD Nominee Corporation, a wholly-owned subsidiary of Philippine Central Depository, Inc. ("PCD"), is the record owner of 13, 675,566 Common Class A in the books of the Company's transfer agent in the Philippines. The beneficial owners of such shares are PCD's participants who hold the shares on their behalf or in behalf of their clients. PCD is a private company organized by the major institutions actively participating in the Philippine capital markets to implement an automated book-entry system of handling securities transaction in the Philippines

[3] The Company is not aware of who is/are the direct or indirect beneficial owner/s of Alfonso T. Yuchengco & Associates. The nominee of Alfonso T. Yuchengco & Associates in the Board of Directors is Mr. Luis Juan L. Virata who is currently a director. Alfonso T. Yuchengco & Associates is the beneficial owner of Common Class A share, 7,066,899 shares. It has been the practice of A.T. Yuchengco & Associates in the previous years to execute a proxy in favor of management to vote in all matters to be taken up in the annual meeting.

[4] The Company is not aware of who is/are the direct or indirect beneficial owners of Fairmont Real Estate, Inc. and Independent Realty Corporation. Fairmont Real Estate, Inc. and Independent Realty Corporation are record owners of Convertible Preferred Class A share, 64,680 and 24,518 shares, respectively. The shares are presently sequestered by PCGG.

Security Ownership of Management

The following table sets forth certain information as of December 31, 2002, as to each class of the Company's securities owned by the Company's directors and officers (It is to be noted that all the shares below are record ownership):

A. Individual

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent to Total per Class of Stocks
A	Benjamin Philip G. Romualdez	23	0.000
B		550	0.001
A	Dennis R. Belmonte	161,984	0.226
B		1	0.000
A	Andres G. Gatmaitan	152	0.000
B		1	0.000
A	Ferdinand Martin G. Romualdez	16	0.000
A	Carlos J. Valdes	1	0.000
A	Luis Juan L. Virata	1	0.000
A	Daniel Andrew G. Romualdez	7	0.000
A	Maria Remedios R. Pompidou	5	0.000
B	Venicio T. Escolin	1	0.000
B	Bernardo M. Villegas	1	0.000
A	Salvador P. Pabalan	2,481	0.003
A	Danilo V. Galang	5,403	0.007
A	Marcelo A. Bolaño	19,163	0.027
A	Roland P. de Jesus	7,263	0.010
A	Reynaldo P. Mendoza	1,622	0.002
A	Leopoldo S. Sison III	3,702	0.005
A	Ma. Mignon D. De Leon	833	0.000
A	Isabelo R. Velez, Jr.	889	0.000
A	Lina G. Fernandez	522	0.000

B. As a Group

Class A Common		38,855,921 shares [5]	54.236%
Class B Common		10,784 shares [6]	0.025%

The Company is not aware of any indirect beneficial ownership of Directors and Executive Officers of the Company.

Voting Trust Holders of 10% or More

There are no voting trust holders of 10% or more.

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[5] Include the 10,278,125 and 21,306,830 sequestered shares, the record owners of which are PAHC and PARC and presently held in trust by PCGG. Also included is the 7,066,899 Class A Common shares beneficially owned by a group of associates of A.T. Yuchengco.

[6] Include 10,230 shares beneficially owned by RCBC Trust Accounts, a group associate of AT Yuchengco.

ITEM 5. NATURE OF TRADING MARKET

Quarterly Stock Market Prices

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
NASD-OTCBB Trading*	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Common Class B								
Highest Price Per Share	**0.1100**	0.0625	**0.1900**	0.1600	**0.2100**	0.0900	**0.2000**	0.0900
Lowest Price Per Share	**0.0500**	0.0312	**0.0800**	0.0312	**0.0500**	0.0300	**0.0800**	0.0500

In U.S. Dollars

Philippine Stock	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
Exchange Trading*	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
Convertible Preferred Class A**								
Highest Price Per Share	–	–	–	–	–	–	–	–
Lowest Price Per Share	–	–	–	–	–	–	–	–
Common Class A								
Highest Price Per Share	**0.50**	–	**0.45**	–	**0.35**	0.60	–	–
Lowest Price Per Share	**0.50**	–	**0.30**	–	**0.15**	0.60	–	–
Common Class B								
Highest Price Per Share	–	–	**2.06**	1.80	–	–	–	–
Lowest Price Per Share	–	–	**1.50**	1.80	–	–	–	–

* In Philippine pesos
** No trading transactions in 2002 and 2001

The Company's Common Class A and Convertible Preferred Class A shares are traded in the Philippine Stock Exchange (PSE) while Common Class B share is traded in the PSE and in the US's National Association of Securities Dealers' Over-The-Counter Bulletin Board (NASD-OTCBB). The closing price at the PSE of the Company's Common Class A share was ₱0.09 per share on May 29, 2003 and Common Class B share was ₱1.50 per share on May 29, 2003. The closing price of Common Class B share at the US's NASD-OTCBB was US$0.11 per share on April 11, 2003. The number of shareholders of record as of December 31, 2002 was 18,821.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATION AFFECTING SECURITY HOLDERS

I. The Central Bank of the Philippines (CB), now Bangko Sentral ng Pilipinas (BSP), ruled in December 1969 that Class B shares in the Philippines registry may not be transferred to the U.S. registry unless the following conditions are met:
  - The transfer has been approved by the BSP.
  - The shares have been originally purchased in U.S. dollars.

The Class B shares of the Company registered in the U.S. and traded on the NASD-OTCBB are also registered with the BSP. In this regard, prior compliance with the foregoing BSP Rules is necessary before Class B shares issued and registered in the Philippines can be transferred to and registered in the U.S., and before any cash dividend on such shares can be remitted and paid.

II. CB Circular No. 1389 entitled " Consolidated Foreign Exchange Rules and Regulations," which was issued on March 26, 1993, provides the rules and regulations that affect the following:

A. Foreign Investments

Foreign investments need not be registered with the BSP, except that foreign investments are required to be registered either with the BSP or with the custodian bank designated by the foreign investor depending on the type of investment if the foreign exchange needed to service repatriation of capital and remittance of dividends and profits or earnings arising thereon are sourced from the banking system. If the foreign investments are not registered with the BSP or with the custodian bank, the foreign exchange needed for capital repatriation and dividend/profit remittance should be sourced outside the banking system.

A. Remittance of Dividends

Without prior BSP approval, Philippine authorized agent banks may sell and remit the equivalent foreign exchange representing dividends of duly registered foreign investment upon application and submission of a CB Confirmation Document and other required supporting documents.

ITEM 7. TAXATION

A tax treaty between the United States and the Philippines otherwise known as the U.S.-R.P. Double Taxation Agreement (DTA) was concluded in September 1982 and took effect on January 1, 1983. Under the DTA, taxes to be withheld from dividends paid to U.S. residents shall not exceed 25% of the gross amount of dividends. However, when the recipient is a U.S. corporation with at least 10% holding in the outstanding shares in the voting stock of the Philippine company, a withholding tax rate which shall not exceed 20% will apply. In accordance with the Philippine Supreme Court decision, Philippine Bureau of Internal Revenue rulings, and the Philippine Tax Code, the rate of withholding where the U.S. resident is a corporation will be reduced to 15% subject to certain conditions. The DTA also provides relief from double taxation to U.S. residents in the form of foreign tax credit for the appropriate amount of income taxes paid in the Philippines.

ITEM 8. SELECTED FINANCIAL DATA

The tabulation in the next page is the selected financial data for the years 1998 to 2002. These selected financial data have been prepared on the basis of accounting principles accepted in the Philippines.

FIVE-YEAR FINANCIAL HIGHLIGHTS
(In Millions except per Share Data)

	2002	2001	2000	1999	1998
Gross Revenues					
Mining					
Chromite	₱40	₱107	₱141	₱109	₱139
Gold	–	–	–	–	55
Total Mine Products	40	107	141	109	194
Land	1	1	1	3	–
Water	2	3	3	3	–
Services	4	15	11	29	–
Foundry Operation and Others	113	131	124	158	212
Consolidated revenue [7]	₱160	₱257	₱280	₱302	₱406

	2002	2001	2000	1999	1998
Net Income (Loss)					
Mining					
Masinloc Chromite Operation	(₱9)	(₱59)	₱18	(₱25)	(₱5)
Baguio District Operations and Dizon Copper-Gold Operation Caretakership Expenses	11	(263)	(236)	(167)	(285)
Land	1	(1)	(1)	(6)	–
Water	(1)	1	(1)	(1)	–
Services	(2)	(1)	(6)	2	–
General interest income (expense) and Others - net	(281)	(169)	(110)	(131)	(196)
BMC Foundry Operation and Others [100% owned] [8]	(20)	(54)	(65)	(67)	(133)
Consolidated net income (loss) [7]	(₱301)	(₱546)	(₱400)	(₱415)	(₱620)
Earnings (Loss) per Share	(₱2.64)	(₱4.78)	(₱3.51)	(₱3.64)	(₱5.43)
Financial Condition [10]					
Current Assets	₱968	₱1,056	₱1,103	₱1,046	₱1,200
Current Liabilities	3,512	3,534	3,156	2,616	2,368
Total Assets	3,948	4,195	3,776	3,632	3,881
Stockholders Equity	201	413	506	853	1,274
Book Value per Share	₱1.75	₱3.62	₱4.43	₱7.48	₱11.16
Other Financial Highlights					
Taxes and duties [11]	₱5	₱8	₱10	₱18	₱23
Payroll and fringes [11]	52	97	98	99	165
Dividends paid (parent company)					
Cash	–	–	–	–	–
Stock	–	–	–	–	–
Non-fund charges [9]	55	72	296	81	285
Capital expenditures	–	–	–	12	8
Exploration and development	2	17	25	8	44
Exchange rate per US$1.00	₱53.254	₱51.690	₱49.998	₱40.713	₱39.059
Number of employees [8 & 10]	304	607	591	563	480
Number of stockholders [10]	18,821	18,868	18,681	18,785	19,018

[7] After inter-company sales/profits
[8] Including subsidiaries
[9] Mainly depreciation, depletion and amortization of pre-production expenses, and deferred foreign exchange losses
[10] At year-end
[11] Inclusive of subsidiaries and affiliates

The net loss, loss per share and some balance sheet accounts per financial statements as prepared in conformity with generally accepted accounting principles in the Philippines will be as follows if such financial statements were prepared in conformity with US. GAAP. Note 32 of "Notes to Consolidated Financial Statements" on pages 65 to 70 contains a reconciliation of the difference between such accounting principles and accounting principles generally accepted in the United States as they apply to the Company.

(In Millions, Except Loss Per Share)	2002	2001	2000	1999	1998
Net Loss	₱303	₱549	₱403	₱416	₱577
Loss per share	2.66	4.81	3.53	3.65	5.06
Property, plant & equipment	452	420	305	655	732
Other noncurrent assets	603	740	846	434	447
Capital surplus	1,038	1,038	1,038	1,038	1,038
Revaluation increment in land	–	–	–	–	–
Deficit	₱3,04	₱2,798	₱2,249	₱1,847	₱1,431

The difference in net loss between Philippine GAAP and U.S. GAAP primarily relates to the Accounting for foreign exchange differentials on the peso value of the U.S. dollar denominated long-term debt of the Company. Under Philippine GAAP, exchange differences from long-term monetary items may be deferred and recognized in income of current and future periods over the remaining lives of the related monetary items. U.S. GAAP does not permit deferral of exchange differences.

Another factor which caused the differences in net loss under Philippine GAAP and U.S. GAAP relates to the Accounting for pension cost if net periodic pension cost is less than the amount the Company has contributed to the plan. This, however, is not recognized under Philippine GAAP.

The differences in other balance sheet accounts between Philippine GAAP and U.S. GAAP relates to the accounting treatment for stock dividends and revaluation increment in land.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

2002 Compared with 2001

The reopening of the Acupan underground mine after its suspension in 1992 in partnership with the small-scale miners within the community last year did not only generate cash flow to your Company but provide livelihood to the small-scale miners and provide employment to some one hundred support services personnel. This mining approach, the first in the country not only protected the Company's rights over its claims from illegal miners but also promoted the government's collection of taxes. The Acupan Contract Mining Project will pave the way for the reopening of the Company's other mining areas using similar approach.

For the year 2002, the Company incurred a net loss of ₱301 million (US$5.7 million), lower compared with the net losses of P546 million (US$10.6 million), after a ₱308 million (US$6.0 million) non-cash provision for losses was made to conform with generally accepted accounting principles in 2001. The loss during the period under review include non-cash accrued interest expense of ₱202 million, foreign exchange loss of ₱37 million, depreciation and amortization of P17 million, and share in net losses of subsidiaries of P20 million.

Mining

The Mining operations as a group, turned in a modest net income of ₱2 million (US$0.04 million) in 2002, compared with net loss of P322 million (US$16.2 million), after a P203 million provision for losses in 2001.

The Masinloc Chromite Operation (MCO) incurred a net loss of ₱9 million (US$0.2 million) in 2002 compared with the net loss of ₱59 million (US$1.1 million) in 2001, after a ₱75 million non-cash provision for losses. Shipments of refractory ores for the year declined to 7,560 tonnes from 18,420 tonnes in 2001. The low demand for refractory chromite in the world market has been the result of competition from cheaper ore from other countries and improvements in refractory technology, which have progressively favored increasing use of alternative materials. MCO temporarily suspended operation in July 2002 due to surplus inventory of processed ore, sufficient to support the demand for the rest of the year. After eight months of suspension, MCO resumed operation in March 2003 upon exhaustion of its inventory of concentrate for export, but with an improve tonnage forecast resulting from a more vigorous marketing efforts. The Company has reviewed its market representation strategy and foresees an improvement in sales in 2003.

Still at pre-operating status, the ACMP reported a positive contribution of ₱2.98 million (US$0.056 million). Gold production aggregated 775 ounces from 2,378 tonnes of run-of-mine ore at 10.14 grams of gold per tonne. On March 14, 2003, ACMP had its second contract bidding for a two-year mining program and seven mining cooperatives won fourteen contract mining areas. An incentive bonus scheme was added into the package. For 2003 the Company is projecting to mine a total of 12,919 tonnes of ore at an average mill head of 16.5 grams of gold per tonne. The Company plan to develop a similar project in the Antamok mining area. The Acupan and Antamok contract mining projects may expand to 100 TPD in 2005.

The BAGO and BGO remained suspended throughout the year 2002. However, the Company is currently evaluating the commercial viability of the remaining underground gold resource in the Antamok and Kelly Mines for possible reopening in a manner similar to Acupan.

Mineral Exploration

On its other mineral prospects, the Company has signed a Memorandum of Agreement with claimowner NADECOR in a joint effort to package for marketing and/or development the Kingking Copper-Gold Prospect in Eastern Mindanao. The amendment to the Kingking MPSA was approved and signed by the Company, NADECOR and DENR-MGB on December 11, 2002. The amendment is necessary for the MPSA to conform to the Philippine Mining Act of 1995 and the Revised Implementing Rules and Regulations of RA No. 7942. Early 2003, the Company commenced to explore the epithermal gold deposit found in the northeastern portion of the Kingking tenement.

On the Company's joint venture partnership, Sumitomo Metal Mining Company, Ltd. and Nissho Iwai Corporation have decided not to pursue further nickel laterite exploration in some selected areas of Pangasinan and Zambales, due to both poor initial ground and remote sensing results. However, talks between the Company and the partners are ongoing regarding the joint exploration and development of other nickel prospects including the Company's Sta. Cruz nickel laterite property.

On the matter of the Company's 25% option on the Rapu-Rapu claim in Bicol, Lafayette Mining the present owner, has contacted the Company for possibly utilizing BAGO mill in Antamok for this project. La Fayette's Rapu-Rapu mine is capable of producing 35,000 metric tonnes of copper-gold concentrate and 29,000 MT of zinc each year. The Company is likewise studying various options to participate as an equity partner and operator of Climax-Arimco's Didipio copper-gold project in Nueva Vizcaya. This project will allow use of the BAGO mill as equity. Under the Company's development option, the property which is a copper-gold porphyry deposit, will be mined using sub-level caving method and will be developed in stages requiring a modest US$50 million capital fund requirement. With a mine life of twelve years, it will produce 200,225,000 pounds of copper and 1,074,920 ounces of gold.

Land

The Land Division of the Company generate a modest earnings of ₱0.2 million this year, compared with last year's loss of ₱1 million mainly due to continued reduction in overhead costs as a result of the rationalization in the Benguet District. The Company has offered several of its structures in Balatoc for lease with private entities. So far, it has obtained about 70% occupancy rate. With the rebound of the real estate business, the Company decided to resume development of its 6.8 hectares property in Concepcion, Rosario, La Union into a subdivision project. The revalidation of its land conversion from agricultural to residential use has been completed, including the reclassification of its Tax Declaration. The Company is in the process of securing the Locational Clearance and Development Permit from the Sangguniang Bayan, the License to Sell from the HLURB, and other government requirements.

The Company's BMTV in Balatoc generated a total of 18,603 visitors representing an 11% increase from 2001. The tri-media publicity of the Company's BMTV greatly boosted awareness of the destination. BMTV expanded its contact with tour operators and travel facilitators, and was included as part of the Department of Tourism's and North Philippines' Summer Caravan Program, the WOW Philippines and Visit Philippine 2003 Program, and the Lonely Planet Tour Program from Japan.

<u>Water</u>

On its bid to supply bulk water to Baguio City, the Company engaged the services of a reputable engineering firm to prepare a Feasibility Study and Private Sector Participation Proposal for Bulk Water Supply to the BWD. In the feasibility study, several options have been defined utilizing surface and underground water sources. The Company is ready to submit a proposal in time for bidding to be conducted by the BWD by 2003.

With its Certificate of Public Convenience and Necessity from the NWRB, the Company continues to operate a water utility system and sell water directly with its franchise area, mostly in Itogon town. It continues to obtain permits for various water sources in the area to support its future expansion plans.

The Company plans to improve AOV profitability through introducing in the market 330 ml; 500 ml; and 100 ml of Danum Bottled Waters which will be launched upon obtaining permit to sell from the BFAD.

<u>Services</u>

Net losses from the Services Division amounted to ₱1.5 million this year, higher than the P1 million losses in 2001. For the Company's Bukidnon Water Project under the LGU-Urban Water and Sanitation Program of the Department of Interior and Local Government, the Local Government Unit (LGU) of Cabanglasan has approved the proposed additional well development activities to increase well yield. On the Kalilangan water system, the Company is working with the Contract Administration Unit and LGU for an interim arrangement which will enable the Company to viably operate the facilities at the same time that it evaluates the performance of the water system, corrects construction defects, and improves the revenue potential of the project, before finally accepting the facilities from the LGU for 15-year operation.

<u>Foundry Operations and Others</u>

BMC, a 100% owned subsidiary, and its subsidiaries, reduced their consolidated net loss to ₱20 million in 2002 from the loss of ₱54 million in 2001. The BMC Foundry remains in a modified caretaker mode while looking for a joint venture partners or buyers for the foundry property and assets.

Total assets of the Company decreased by 6% to ₱3,948 million from ₱4,195 million in 2001; while liabilities slightly went down by 1% to ₱3,747 million from ₱3,782; and equity declined to ₱201 million from ₱413 million attributable mainly to net losses this year of ₱301 million. The Parent Company's outstanding bank loans as of December 31, 2002 increased to ₱1.642 billion from ₱1.634 billion in 2001 due to appreciation of the dollar against the peso. As of December 31, 2002, the Company's working capital ratio was 0.28 to 1 compared to 0.30 to 1 in 2001 while the ratio of total liabilities to equity stood at 18.6 at the end of 2002 against 9.2 in 2001.

Additional information on the Company's bank loans is discussed in Item 15. Default on Senior Securities on page 29 and Notes 2,12, 14 and 31 to the Consolidated Financial Statements.

2001 Compared with 2000

For the year 2001, net loss was ₱546 million (US$10.6 million), after a ₱308 million (US$6.0 million) noncash provision for losses was made to conform with generally accepted accounting principles [compared with net losses of ₱400 million (US$8.0 million) in 2000]. This noncash provision offset gains from tax credit certificates collected from the Bureau of Internal Revenue, lower foreign exchange losses, the sale of nonperforming assets, reduced overhead in the Benguet District due to the rationalization program and better performance from subsidiaries, particularly, BMC Foundry and Arrow Freight Corporation.

Mining

Mining operations as a group turned in a net loss of ₱322 million in 2001, compared to ₱218 million in 2000 and ₱192 million in 1999. This year's loss includes provision for losses of ₱203 million.

The Masinloc Chromite Operation (MCO) incurred a net loss of ₱59 million (US$1.1 million) in 2001 compared with the net earnings of ₱18 million (US$0.36 million) in 2000 and net loss of ₱25 million (US$0.60 million) in 1999. Before the provision for losses of ₱74 million (US$1.4 million), MCO generated net earnings of ₱15 million (US$0.29 million) in 2001. Shipments of refractory ores for the year declined to 18,420 tonnes from 26,963 tonnes in 2000 and 25,709 tonnes in 1999. MCO continues to operate on a just-in-time level of inventory.

The Benguet Gold Operation and Benguet Antamok Gold Operation remained suspended throughout the year 2001. The Company, however, after several months of study, reopened the Acupan underground gold mine on December 2001, utilizing a novel mining approach. The Company has partnered with small-scale miners to mine the main levels of L-2000, L-1875, L-1700 and L-1500, in a low-capital, low cost venture. The operation will generate income for both groups and livelihood for their families, as well as improve security in the Company's mining areas, and promote safe and environment-friendly mining methods. For the whole-year 2002, the Company is projecting to mine a total of 9,280 metric tons (MT) of ore with an average mill head of 21.75 gm Au per MT.

On the Company's other mineral prospects, the Company has signed a Memorandum of Agreement with claimowner, NADECOR in a joint effort to package for development the Kingking Copper-Gold Prospect in Eastern Mindanao. On the joint venture agreement with Sumitomo Metal Mining Company, Ltd. and Nissho Iwai Corporation for nickel laterite in Pangasinan and Zambales, the Company is awaiting the approval of its Exploration Permit Application. The joint venture is considering extending its activities to include Philex Mining Company's FTAA and the Company's own Sta. Cruz nickel laterite prospect, both in Zambales.

The Company's exploration effort in the Pantingan Gold Prospect in Balanga, Bataan is on track, as reported to the MGB in the Company's accomplishment report for 2001, as well as those in the Gulf Estates Mining Corporation (GEMCOR) limestone property in Alaminos, Pangasinan. From the Company's own limestone quarry adjacent to GEMCOR, the Company continues to supply the limestone requirements of the Sual Coal-Fired Power Plant. The Anglo American PLC and Philex Mining Corporation are set to explore the Company's APSA-09 in Itogon, Benguet, once their pending exploration permit application is released by MGB.

Land

The Land Division of the Company reported a loss of ₱1.0 million this year, lower than last year's loss of ₱1.8 million mainly due to reduced overhead costs as a result of the rationalization in the Benguet District. A Task Force was created to oversee the planning and development of Balatoc as a new satellite town to Baguio City. It has completed the interim land use and zoning plan which will be used for the rational leasing of existing residential, office, industrial and commercial structures to new residents and business locators. Currently, the Task Force is preparing the Master Development Plan as a pre-requisite to the application with PEZA of Balatoc as a Special Economic Zone.

Water

The Company plans to supply water to Baguio City. In mid-2001, the BWD finally declared the bulk water bidding of 1997 a failure of bid, as the lowest bidders were without adequate water source. A re-bidding is scheduled for 2002 with a revised Terms of Reference with stricter provisions on water sourcing. The re-bidding will give the Company the much awaited opportunity to participate in the project, which it missed out in 1997 because of uneconomic bidding parameters. Today, Baguio City can only serve a third of its demand for water, and immediately needs an additional 88,000 cubic meters per day, increasing to 112,000 cubic meters in the next few years. The Company's sources just outside the city limits have a total yield of over 300,000 cubic meters per day making BenguetCorp the most viable contender for this 50-year Built-Operate-Transfer (BOT) project.

Services

Net losses from the Services Division amounted to ₱1 million this year, much lower than the ₱6 million loss last year mainly due to the modest earnings generated by Bukidnon Water Construction Project. The Company was contracted to do several well drillings and operate water supply and distribute system in Bukidnon province under the LGU-Urban Water and Sanitation Program of the Department of Interior and Local Government.

Foundry Operations and Others

Benguet Management Corporation (BMC), a 100% owned subsidiary, and its subsidiaries, reduced its consolidated net loss to ₱54 million (US$1.04 million) in 2001 from the losses of ₱65 million (US$1.29 million) in 2000 and ₱68 million (US$1.70 million) in 1999. The reduction was mainly due to the extraordinary earnings from sale of disposable assets and better performance from the Foundry Division. The BMC Foundry remains in a modified caretaker mode while looking for a joint venture partners or buyers for the foundry property and assets.

BIL, the Company's Hongkong-based 100% subsidiary for international operations remained inactive. BIL's wholly-owned subsidiaries, BenguetCorp Canada Limited (BCL) in Vancouver, B.C. and BenguetCorp USA continue to hold interest in mining properties in Royston Hills, Nevada, which are currently being offered for sale to interested parties.

Material Changes in Financial Condition

Total assets of the Company increased by 11% to ₱4,195 million from ₱3,776 million in 2000, mainly due to the appraisal increment in land of the Company and certain land of subsidiary; while liabilities went up by 16% to ₱3,782 million from ₱3,270 million mainly attributable to accrued interest on loans; and equity declined to ₱413 million from ₱506 million due to net losses this year of ₱546 million partly offset by the appraisal increment in land. The Parent Company's outstanding loan as of December 31, 2001 increased to ₱1.634 billion from ₱1.592 billion in 2000 due to appreciation of the dollar against the peso. As of December 31, 2001, the Company's working capital ratio was 0.30 to 1 compared to 0.35 to 1 in 2000 while the ratio of total liabilities to equity stood at 9.2 at the end of 2001 against 6.5 in 2000.

Capital Resources

A comprehensive review of the Company's asset base has revealed an array of vastly undervalued holdings, which if recognized at their proper worth will indicate a brighter prospect for the Company's future. These assets are essentially mining properties whose true significance, estimated at ₱6 billion, is excluded from the Company's books under generally accepted accounting principles. These assets include the Kingking, Acupan and Ampucao prospects, the PGO mining rights, and several major pieces of mill and mine equipment among others.

Effect of Peso Depreciation

The peso to U.S. dollar exchange rate was ₱53.254 at the end of 2002 from ₱51.69 and ₱49.998 at the end of 2001 and 2000, respectively. In 2002, 2001 and 2000, the Company's operating revenue were mainly received in dollar, hence, the depreciation of the peso against the dollar over this period had a positive impact on the Company's operating revenues and operating profits. However, since the Company had outstanding foreign currency borrowings amounting to about US$23 million, such depreciation has also increased our interest expense in peso terms and increased the peso amounts of our U.S. dollar-denominated indebtedness resulting in substantial net foreign exchange losses.

Prior to 1983, unrealized foreign exchange losses arising from foreign currency borrowings were charged to current operations. Effective January 1, 1983, the Company adopted prospectively the practice of deferring unrealized foreign exchange losses and amortizing such losses to coincide with the repayment terms of the related foreign currency borrowings.

Impact of Inflation and Changing Prices

Inflation significantly affects the Philippine economy. During the periods under review, while the peso depreciation has had significant effect on the Company, the Company believes that inflation has no material impact in its operations. The mining industry worldwide continues to suffer with metal prices in 2002 averaging US$0.706/lb for copper and US$310.08/oz for gold. For this reason the Company's operation in Benguet District remained suspended throughout the year 2002.

Additional information on the fair value of financial instruments is discussed in Note 31 to the Consolidated Financial Statements on page 64.

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT

The Supreme Court of the Philippines issued on May 25, 1993 a Temporary Restraining Order (TRO), which enjoined the conduct of elections of the BOD. For so long as the TRO is not lifted prior to any Annual Stockholders Meeting, no election of Directors can be held.

During the December 18, 2002 annual stockholders' meeting, there was no election held because the 1993 TRO issued by the Supreme Court enjoining the election of directors remained in force. Thus, the Company's present set of directors continue to remain in office on hold-over capacity until their successors are elected and qualified. Below is the composition of Board of Directors with their corresponding positions and offices held in the Company.

The incumbent six directors representing Class "A" stockholders are:

Ferdinand Martin G. Romualdez
Dennis R. Belmonte
Daniel Andrew G. Romualdez
Carlos J. Valdes
Luis Juan L. Virata
Maria Remedious R. Pompidou

The incumbent four directors representing Class "B" stockholders are:

Venicio T. Escolin
Andres G. Gatmaitan
Benjamin Philip G. Romualdez
Bernardo M. Villegas

1. Information regarding the directors and officers of the registrant is shown below:

    A. Directors

    Directors representing holders of Convertible Preferred Class A and Common Class A Stocks

    FERDINAND MARTIN G. ROMUALDEZ, Chairman of the Board
    Mr. Ferdinand Martin G. Romualdez, 39 years old, has been appointed as Chairman of the Board during the board of director's organizational meeting of October 22, 2002 in lieu of Mr. Benjamin Philip G. Romualdez. He first became a Director on May 26, 1992 and holds over as director since the 1992 election of directors. He is a nominee of the Palm Avenue Holdings Company and Palm Avenue Realty Corporation. He is also presently the Chairman of Benguet Management Corporation; Vice Chairman, Equitable PCI Bank ; Director, PCI Leasing & Finance, Inc. and PCI Capital Corporation; Director/Legal Counsel, Carpa Realty Development Corporation; Trustee, Doña Remedios Trinidad Romualdez Medical Foundation, Inc. and Dr. Vicente Orestes Romualdez (DVOR) Educational Foundation, Inc., wherein he is the Vice President and Dean of College of Law.

DENNIS R. BELMONTE, Director
Mr. Dennis B. Belmonte, 65 years old, first became a Director by appointment on May 13, 1986 and holds over as director since the 1992 election of directors. He is a retired President and Chief Executive Officer of Benguet Corporation effective February 28, 1998 but remained President and CEO on hold over capacity until May 31, 1998. He is also a Director of Benguet Management Corporation and Chairman of Jaime V. Ongpin Foundation Inc. Formerly, he is a Director of BenguetCorp International Limited (Hongkong); President and Chairman, Benguet Management Corporation; and Chairman, Petrofields Corporation.

DANIEL ANDREW G. ROMUALDEZ, Director
Mr. Daniel Andrew G. Romualdez, 43 years old, first became a Director by appointment on October 22, 2002 to replace Mr. Antonio N. Tanchuling who died on June 15, 2002 of illness. Mr. Romualdez is an Architect by profession.

CARLOS J. VALDES, Independent Director
Mr. Carlos J. Valdes, 80 years old, first became a Director by appointment on August 8, 1995 to replace Cesar A. Buenaventura who resigned on May 30, 1995. Formerly, he is an Ambassador of the Republic of the Philippines to Japan, then to Mongolia, Italy, Greece, Malta and United Nations Agencies in Rome and Holy See; member of the Constitutional Assembly, Floor leader; Chairman, Carlos J. Valdes & Company; member of Firm of Coopers and Lybrand International; and past President of Philippine Institute of Certified Public Accountants. Mr. Valdes is a CPA Lawyer by profession.

LUIS JUAN L. VIRATA, Director
Mr. Luis Juan L. Virata, 49 years old, first became a Director by appointment on August 8, 1995 to replace Ambassador Alfonso T. Yuchengco who resigned on August 8, 1995. He is also holding management positions in the following companies: Chairman and Chief Executive Officer of CLSA Exchange Capital Corporation; Chairman and President, Exchange Properties Resources Corporation (owner of Caylabne Bay Resort); Chairman, PR Holdings Corporation (holding company of Philippine Airlines); Director, Philippine Airlines; Director, Huntsman Foundation (Pennsylvania, USA); and Director, Group 4 Securitas.

MARIA REMEDIOS R. POMPIDOU, Director
Ms. Maria Remedios R. Pompidou, 36 years old, first became a Director by appointment on October 25, 2000 to replace Mr. Emerito M. Salva who resigned on December 15, 1999. She is also presently the President and Chief Executive Officer of MRP New York Inc.,-Management and Consulting Firm. Her other business experiences are: Publisher of Visionaire Publishing LLC; Managing Director, Sumitomo Consulting Group; Senior Vice President, Katsoba Management Consulting; and Associate of Dream Studio.

Directors representing holders of Common Class B Stock

BENJAMIN PHILIP G. ROMUALDEZ, Director and President/Chief Executive Officer
Mr. Benjamin Philip G. Romualdez, 41 years old, first became a Director on May 26, 1992 and holds over as Director since the 1992 election of directors. He was elected as Chairman during the BOD organizational meeting of August 8, 1995 and remained as Chairman until the BOD organizational meeting on October 22, 2002. Then, he was elected as President and Chief Executive Officer during the BOD organization meeting on June 25, 1998 and remained as President and Chief Executive Officer to the present. He is also presently a Trustee of Doña Remedios Trinidad Romualdez Medical Foundation, Inc.; Trustee/Chairman, Dr. Vicente Orestes Romualdez (DVOR) Educational Foundation, Inc.; Chairman, BenguetCorp International Limited (Hongkong); and Director of Benguet Management Corporation. He served as Chairman of BenguetCorp from August 8, 1995 to October 22, 2002.

ANDRES G. GATMAITAN, Independent Director
Mr. Andres G. Gatmaitan, 63 years old, first became a Director by appointment on February 10, 1987 and holds over as director since the 1992 election of directors. He is also a Managing Partner of SyCip, Salazar Hernadez & Gatmaitan Law Offices which is the outside counsel of Benguet Corporation; Chairman, Atlas Copco Philippine Inc. and Pneumatic Equipment, Inc.; President, Lex Development Corporation, SyCiplex Consulting Inc.; Director, Alsons Cement Corporation, Maybank Philippines, Inc. and Colgate Palmolive Philippines Inc.

VENICIO T. ESCOLIN, Independent Director
Mr. Venicio T. Escolin, 81 years old, first became a Director by appointment on June 25, 1998 to replace Dr. Eduardo M. Sacris who resigned on November 30, 1997. He is also a Legal Consultant of Archbishop of Manila; Pre-Bar Lecturer of University of the Philippines, Ateneo de Manila University and San Beda College; Professor of Law, Ateneo de Manila. Mr. Escolin is a retired Justice of the Supreme Court of the Philippines and formerly a Director of BPI Family Bank.

BERNARDO M. VILLEGAS, Independent Director
Mr. Bernardo M. Villegas, 64 years old, first became a Director by appointment on June 25, 1998 to replace Jose Isidro N. Camacho who resigned on May 18, 1998. He is also a Vice President and Dean, School of Economics, University of Asia and the Pacific; Member of Board of Directors or consultant of leading firms in the food and beverage, pharmaceutical, electric power, banking, information technology, construction, agribusiness, trading, transportation and engineering industries; Member of Board of Trustees, Makati Business Club; Educational Consultant, Parents for Education Foundation, Inc.; Columnist, Manila Bulletin; and member of the Council of Economic Advisers of the President of the Republic of the Philippines during the Ramos Administration.

B. Executive Officers

The following persons are the executive officers for 2002-2003 with the corresponding positions and offices held in the Company and its subsidiaries and/or affiliates. The executive officers are elected annually to a one-year term (subject to removal) by the Board of Directors immediately following the Annual Stockholders' Meeting.

BENJAMIN PHILIP G. ROMUALDEZ, President and Chief Executive Officer
Mr. Benjamin Philip G. Romualdez, 41 years old, has been President and Chief Executive Officer since June 25, 1998.

SALVADOR P. PABALAN, Senior Vice President – Finance and Treasurer
Mr. Salvador P. Pabalan, 67 year old, has been Senior Vice President for Finance and Treasurer since June 16, 1997. He retired as of December 25, 1995 but term was extended. He is also a Director and Treasurer of Benguet Management Corporation; Director of Jaime V. Ongpin Foundation, Inc. Formerly, he is a Director of Philippine Cocoa Estates Corporation and Petrofields Corporation.

MARCELO A. BOLAÑO, Senior Vice President, Mining and Services
Mr. Marcelo A. Bolaño, 54 years old, has been Senior Vice President for Mining and Services since June 25, 1998. He is also a President of Benguet Management Corporation and Director of BMC Forestry Corporation. Prior to his present position, he was a Vice President for Operations and General Manager of Dizon Copper-Gold and Masinloc Chromite Operations and at the same time Technical Assistant to the President; Assistant General Manager of Dizon Copper-Gold and Masinloc Chromite Operations and Kingking Copper-Gold Project; Acting General Manager of Baguio Gold Operation.

DANILO V.GALANG, Senior Vice President, Water and Land Development
Mr. Danilo V. Galang, 49 years old, has been Senior Vice President for Water and Land Development since October 22, 2002 until his medical retirement on May 1, 2003. He is also a Chairman of BMC Forestry Corporation, BC Property Management, Inc., Benguet Parkland Development Corporation, and President of Agua de Oro Ventures, Inc., and Director of Aglao Development Corporation.

ROLAND P. DE JESUS, Vice President, HR and Administration
Mr. Roland P. de Jesus, 55 years old, has been Vice President for HR and Administration since October 22, 2002. He is also a Chairman of Benguet Ebara Real Estate Corporation and BEREC Land Inc. and Director of Ebara Benguet Inc. (EBI) and Arrow Freight Corporation (AFC). Prior to his present position, he was an Assistant Vice President for HR & Administration.

REYNALDO P. MENDOZA, Vice President, Legal

Mr. Reynaldo P. Mendoza, 47 years old, has been Vice President for Legal since October 22, 2002. He is also a Corporate Secretary of the following subsidiaries and/or affiliates of the Company namely: Arrow Freight Corporation, BMC Forestry Corporation, Benguetrade Inc., Sagittarius Alpha Realty Corporation, Pillars of Exemplary Consultants, Agua de Oro Ventures Corporation, Benguet Parkland Development Corporation, BC Property Management, Inc., Jaime V. Ongpin Foundation, Benguet-Pantukan Gold Corporation, and Assistant Corporate Secretary of BenguetCorp. Prior to his present position, he was an Assistant Vice President for Legal.

LEOPOLDO S. SISON III, Vice President, Business Development

Mr. Leopoldo S. Sison III, 44 years old, has been Vice President for Business Development since October 22, 2002. He is also a Chairman of Arrow Freight Corporation and Benguetrade Inc.; Director of BMC Forestry Corporation. Prior to his present position, he was an Assistant Vice President for Business Development, President and General Manager of BMC Forestry Corporation and Arrow Freight Corporation.

MA. MIGNON D. DE LEON, Vice President, Administrative Services and Property Management

Ms. Ma. Mignon D. de Leon, 46 years old, has been Vice President for Administrative Services and Property Management since October 22, 2002. Prior to her present position, she was Assistant Vice President of Benguet District Administration and Division Manager of Benguet District Administrative Services

ISABELO R. VELEZ, JR., Vice President, Masinloc Chromite Operation & Central Luzon District

Mr. Isabelo R. Velez, Jr., 50 years old, has been Vice President of Masinloc Chromite Operation and Central Luzon District since October 22, 2002. Prior to his present position, he was Assistant Vice President of Masinloc Chromite Operation/Mining & Quarrying and Division Manager of Masinloc Chromite Operation.

EDGAR C. TABANDA, Assistant Vice President, Mining Exploration and Development

Mr. Edgardo C. Tabanda, 44 years old, has been Assistant Vice President for Mining Exploration and Development since October 22, 2002. Prior to his present position, he was Chief Geologist/Division Manager for Exploration, Principal Geologist for Offshore Exploration of BenguetCorp Canada Ltd./ BenguetCorp USA Inc., USA, Canada, Ecuador (1988-1993). Before joining BenguetCorp, he was a Consulting Geologist of Mineral Property Evaluation-Newmont (Gold) Philippines Inc.; Exploration Manager of Indonesia, Pacific Amber Resources Ltd., (Indonesia); and District Project Manager of Placer (Dome) Pacific Exploration Ltd.

NICANOR F. LAYA, JR., Assistant Vice President, Corporate Accounting

Mr. Nicanor F. Laya, Jr., 60 years old, has been Assistant Vice President for Corporate Accounting since October 22, 2002. He retired on July 1, 2003 but remained as Consultant of the Company. Before joining BenguetCorp, he was with Paper Industries Corporation of the Philippines as Internal Auditor.

LINA G. FERNANDEZ, Assistant Vice President, Corporate Planning

Ms. Lina G. Fernandez, 39 years old, has been Assistant Vice President for Corporate Planning since October 22, 2002. She is also a Treasurer of the following subsidiaries and/or affiliates of BenguetCorp namely: Benguetrade Inc., Arrow Freight Corporation and BMC Forestry Corporation; Assistant Treasurer and Comptroller of Benguet Management Corp. Prior to her present position, she was a Division Manager for Corporate Planning.

HERMOGENE H. REAL, Corporate Secretary

Ms. Hermogene H. Real, 47 years old, has been appointed as Corporate Secretary on October 25, 2000 to replace Atty. Josefa K. Cauton who resigned on October 25, 2000. She is also presently the Corporate Secretary of Universal Re Condominium Corporation, Nieva Realty and Development Corporation, and Trans Middle East (Phils) Equities, Inc.; Assistant Secretary of Doña Remedios Trinidad Romualdez Medical Foundation; Treasurer of Dr. V. Orestes Romualdez (DVOR) Educational Foundation, Inc.; and Practicing Lawyer, D.S. Tantuico and Associates.

2. Significant Employees - Other than the executive officers, other employees are expected by the Company to make significant contribution to the business.

3. Family Relationship – except with respect to Benjamin Philip G. Romualdez, Ferdinand Martin G. Romualdez, Daniel Andrew G. Romualdez and Maria Remedios R. Pompidou, who are brothers and sister, no other relationship within the third degree of consanguinity or affinity, exists between and among the executive officers and directors of the Company.

4. Involvement in Certain Legal Proceedings – No executive officer or member of the Board of Directors of the Company is currently involved nor has any such officer or director been involved during the past five years in any legal proceedings under the insolvency law or the Philippine Revised Penal Code either as litigant, respondent or defendant nor has any such officer or director been the subject of any court order, judgment or decree barring, suspending or otherwise limiting him from engaging in the practice of any type of business including those connected with securities trading, investments, insurance or banking activities.

ITEM11. COMPENSATION OF DIRECTORS AND OFFICERS

The employment of the Executive Officers is governed by the provision of the Company's Personnel Policy Manual. The terms and conditions of the employment, benefits and termination are embodied in this manual.

Information as to the aggregate compensation paid or incurred during the last two fiscal years and estimated to be paid in the ensuing fiscal year to the Company's Chief Executive Officer and four other most highly compensated executive officers follows:

Name and Principal Position
B. P. G. Romualdez	President & Chief Executive Officer
S. P. Pabalan	Senior Vice President – Finance and Treasurer
M. A. Bolaño	Senior Vice President – Mining and Services
D. V. Galang	Senior Vice President – Water and Land Development
R. P. de Jesus	Vice President – Human Resource and Administration

	Year	Annual Compensation
Chief Executive Officer	2003	₱7,153,051
and four most highly compensated	2002	8,243,035
Executive Officers	2001	8,301,163
All Officers and Directors as a group	2003	14,867,553
Unnamed	2002	15,537,179
	2001	15,287,458

Retirement Plan

The Company maintains a retirement plan for its regular and permanent employees, including executive officers. Normal retirement age under the plan is age 60, except for non-supervisory underground mine workers who have the option to retire at age 55. The normal retirement benefit under the plan consists of a cash payment equal to the following applicable percentage of the employee's basic monthly salary or wage on his retirement date multiplied by his number of years of continuous service until his normal retirement date:

Years of Service	Percentage
0 to 5 Years	0%
Over 5 Years to 10 Years	25%
Over 10 Years to 15 Years	50%
Over 15 Years to 20 Years	75%
Over 20 Years	100%

In lieu of the above, an employee who is employed by the Company for at least 10 years, including service after age 60, may at his option receive an amount equal to 50% of his monthly salary or wage multiplied by his number of years of continuous service.

The amount payable under the plan may be paid in lump sum, or the employee may elect to receive his benefit in any number of annual installments. If installment payments are elected, interest at prevailing rates (but not exceeding 12%) shall be paid on the unpaid balance of the benefit.

An employee shall also be entitled to a benefit equal to 50% of his monthly basic salary or the normal benefit, whichever is higher, if his employment is terminated for reasons beyond his control, such as death, disability or government policy.

Stock Option Plan

Since 1975, the Company has had a Stock Option Plan (the "Plan") for selected staff employees, directors and consultants of the Company and its subsidiaries. The number of Common Class A and B shares reserved for issuance inclusive of dividend is 9,906,661 shares and the termination date for granting the option was extended up to May 31, 1998. This was further extended for five (5) years or until May 31, 2003 as approved by the Board of Directors in its meeting held on May 22, 1998, which was duly approved and ratified by the shareholders in the annual meeting held on May 26, 1998. In its meeting held on October 22, 2002, the Board of Directors approved the extension of the termination date of granting stock options for another five (5) years or until May 31, 2008, which was duly approved and ratified by the shareholders in the annual meeting held on December 18, 2002.

Of the 9,906,661 shares reserved for issuance under the Plan, options for 3,008,407 shares have been granted, leaving a balance of 6,898,254 shares available for grant of options in the future.

The Company's purpose in granting options is (1) to encourage stock ownership in the Company, and thereby generate an interest in the Company and its subsidiaries, (2) to promote its affairs, and (3) to encourage its staff employees, directors and consultants to remain in the employ of the Company.

The Company receives no consideration for the granting of the stock options. The Company has reserved the right to make changes or additions to the Plan without stockholder authorizations; but no such action may alter or affect the terms of any options previously granted, neither shall the company increase the number of shares subject to the Plan, nor extend the termination date of the Plan without shareholders' authorization.

Except in the case of the death of an optionee, options are not transferable.

The option price is payable in Philippine currency, and shall not be less than one hundred percent (100%) of the fair market value of the Company's stock on the date the option is granted, based upon the higher prices quoted on the National Association of Securities Dealers' (NASD) Over-The-Counter Bulletin Board and the Philippine Stock Exchange.

Options under the Plan are exercisable within ten (10) years from the date granted. The option price must be paid in cash at the time of exercise. The optionee (if an employee) must remain in the continuous employ of the company or its subsidiaries from the date-of-grant until his exercise of any part or all of the option. Similarly, a director or consultant must continuously retain his directorship or remain a consultant in the Company or its subsidiaries, from the date of the grant until the exercise of the option; provided that if an optionee's employment, directorship, or consulting relationship is terminated, whether voluntarily or involuntarily, the optionee may exercise any outstanding option to which he was entitled on the date of such termination within three (3) months after the date of such termination. Upon the death of an employee, director or consultant, his heirs, executors, or administrators shall have the right to exercise the balance of the unexercised option to which such person was entitled at the time of his death, provided this option must be exercised within twelve (12) months after his death. In no event may any option be exercised more than ten (10) years after the date the option was granted.

All of the Company's facilities and employees are located outside of the United States (U.S.), and no material number of employees, directors or consultants are subject to the U.S. income tax. Accordingly, the U.S. income tax laws are not applicable to the Company and to this Plan. The Plan has not been designed to qualify as an incentive stock option plan as described in the U.S. Internal Revenue Code.

If the optionee is a Philippine citizen, up to forty percent (40%) of the optioned shares shall be Common Class B stock, and the balance shall be Common Class A stock. If the optionee is not a Philippine citizen, all of the optioned shares shall be Common Class B stock. Shares issued on exercise of options may be either treasury shares or authorized but unissued shares, as the Company determines. Philippine citizens may exercise options for Class B stock only if the optionee had earlier or simultaneously exercised enough options for A shares to maintain a minimum 60:40 ratio of A to B shares among the shares obtained upon exercise of options.

As of December 31, 2002, options granted totaled 3,008,407 shares of the Company's common stock, of which 1,984,984 shares were Common Class A and 1,023,423 shares were Common Class B. Of this total, options for 1,980,207 shares have been exercised; options for 1,028,200 shares remain outstanding and are subject to exercise.

The following table sets forth the number of shares optioned to each person whose compensation is individually stated in the compensation table set forth above, to all current executive officers as a group, to all other current officers who are not executive officers, to each nominee for election as director, to each associate of any of such directors, executive officers or nominees, to each other person who received or is to receive five percent (5%) of such options, and to all employees as a group.

	Option Transactions in 2002		
		Options Currently	Average
Exercised	Lapsed	Outstanding	Option Price
Person or Category				
B.P.G. Romualdez			60,000	₱19.88
Officers/Division Managers as a group				
(or 10 persons)			365,800	19.88
Directors:				
F.M.G. Romualdez			60,000	18.43
A.G. Gatmaitan			60,000	18.43
D.R. Belmonte [12]			97,500	19.88
All other employees as a group				
(or 43 persons)	169,800		384,900	19.40
All awardees as a group (or 57 persons)	169,800		1,028,200	19.69

_____
[12] Retired effective February 28, 1998 but remained as President & CEO until May 31, 1998 and still a Director to the present.

There were no options granted and exercise in 2002.

The aggregate exercise price of unexercised options (for 1,028,200 shares) was higher than the market value of the shares based on the last trading market price of Common Class A and Common Class B on the Philippine Stock Exchange. The market value of the Company's Common Class B stock at the NASD Over-The-Counter Bulletin Board on December 31, 2002 was U.S.$0.20 per share.

The following table sets forth information of the stock options outstanding as of June 30, 2003:

	Shares Granted	Date Granted	Exercise Price per Share	Balance of Shares Granted
B.P.G. Romualdez, CEO				
Class A only	36,000	08/08/93	₱14.50	36,000
Class B only	24,000	08/08/93	₱27.96	24,000
Officers and directors as a group (15 including the one named above) Class A only				
-do-	242,340	08/08/93	₱14.50	242,340
Class B only	72,000	11/29/93	₱13.25	72,000
-do-	161,560	08/08/93	₱27.96	161,560
	48,000	11/29/93	₱26.21	48,000
Staff employees, directors and consultants as a group (52 persons including the 15 mentioned above) Class A only	489,480	08/08/93	₱14.50	489,480
-do-	72,000	11/29/93	₱13.25	72,000
-do-	9,000	08/10/94	₱13.00	9,000
Class B only	326,320	08/08/93	₱27.96	326,320
-do-	48,000	11/29/93	₱26.21	48,000
-do-	6,000	08/10/94	₱21.23	6,000

Incentive Bonus Plan

Since 1980, the Company has had an Incentive Bonus Plan (hereinafter called the "Plan"). The purposes of the Plan are: (1) to attract, employ and retain management personnel of outstanding competence, and (2) to motivate its management personnel to deliver superior performance in pursuing the goals and business interests of the Company.

The Plan provides for a bonus award which will be payable only if the Company's after tax net income exceeds 25% of net worth as defined in the Plan. The bonus award for any year will be equivalent to 15% of the Company's annual income, after income tax but before bonus, after first deducting therefrom an amount equivalent to 25% of the Company's average net worth as defined under the Plan for that year. Thus, unless the Company is able to deliver an after-tax annual profit of at least 25% of the Company's net worth, no bonus award will be payable under the Plan and only 15% of the earnings in excess of the 25% "hurdle" rate can be paid out as bonuses. Nonoperating income or expenses, such as dividends from subsidiaries, interest income on money market placements, and gains or losses on sale of capital assets, are excluded, while gold trading profits or losses and exploration and development write-offs are considered as operating income or losses.

The Board of Directors shall have the full power and authority to construe, interpret, modify or suspend, defer distribution of awards in whole or in part, and administer the Plan. The Plan empowers the Board of Directors to change the "hurdle" rate of 25% without need of further stockholders' approval, as long as such rate does not go below 20% of average net worth. Similarly, the bonus rate of 15% of net income may likewise be modified by the Board without reference to the stockholders as long as such rate does not exceed 20% of net income. The distribution of bonus awards among the Top Operating Executives shall be determined by the Board of Directors. The bonus award to each officer and to the managers, as a group, under each officer, shall, in turn, be recommended by the Top Operating Executives. The respective officers will recommend the bonus award of managers under their supervision and the respective managers will recommend the bonus awards of assistant unit managers. The distribution of bonus awards among the qualified members of the Executive Committee and the Board of Directors shall be determined by the President and Chief Executive Officer.

Bonus awards for any year shall be paid in cash or in common stock. Either Common Class A or Common Class B shares may be issued under the Plan subject to the legal limitations on ownership of Common Class A shares which can be only owned by Philippine citizens.

From 1995 to 2002, there were no net earnings as defined in the Plan. As a result, no amount was set aside for payment of bonuses in accordance with the Plan. Awards under the Plan are deductible from income tax of the Company when made and taxable to the participant when received. The Company and all its employees are subject to income tax in the Philippines.

Employees Stock Ownership Plans

On May 13, 1986, the Board of Directors adopted an Employee Stock Ownership Incentive Plan (hereinafter called the "ESOIP") which was approved in a special stockholders' meeting on July 3, 1986.

The ESOIP entitles all permanent and regular bonafide employees of the Company who are Philippine citizens, of whatever rank, including those of its subsidiaries and/or affiliates at least 51% of the capital stock of which is owned directly or indirectly by the Company, to purchase shares of stock of the Company, either directly or indirectly through Employee-owned corporations, cooperatives or partnerships. Each Employee (other than employee-directors) may purchase as the maximum number of Common "A" shares offered under the ESOIP, such shares as could be paid for by an amount equal to two times his total annual salary as of the date he avails himself of the ESOIP. Directors who are not regular employees may purchase not more than 50,000 shares per director.

The ESOIP provides that if the shares are sourced from the authorized but unissued shares of the Company, the price for such shares to be paid by the Employee shall be the average closing price quoted in the Philippine Stock Exchange on the last day that such shares were traded prior to the start of the purchase period. If the shares are bought from a Seller or are Treasury shares, the price to be paid shall be the acquisition cost to the Company.

As of December 31, 2002, there were 5,453,241 shares purchased by the employees out of the six (6.0) million shares offered for purchase under the ESOIP. The directors and officers as a group purchased a total of 53,638 shares.

On January 9, 1990, the Board of Directors adopted a new Plan, known as the Employee Stock Purchase Plan (ESPP). On February 1, 1990, 2,000,000 Class A Common shares were offered to employees at a price of ₱47.475 ($2.09) per share under the ESPP.

Payment for shares purchased under the ESPP shall be advanced by the Company on behalf of the employee and shall be considered a Loan (hereinafter the "Loan") to be repaid by the employee in equal monthly installments over a period of five years under the ESOIP and ten years under the ESPP through salary deductions. Directors who do not receive regular salaries from the Company shall pay for the Loan through direct installments to the Company. No interest or other charges shall be collected on the Loan incurred pursuant to the Plans.

The Plans also provide that stock certificates for the shares purchased under the Plans shall be pledged to the financial institution(s) which provided the funds for the Loan and shall thereafter be delivered to the employee only when his Loan is fully paid for. In the event an installment due remains unpaid, the Pledgee may foreclose on this pledge in accordance with law.

The right of employees to dispose of shares purchased under the Plans shall be subject to any holding period up to a maximum of two years under the ESOIP and three years under the ESPP as determined by the Board of Directors.

The Employee will have the voting rights to all the shares purchased under the Plans except when any Loan installment due is unpaid, in which event the right to vote the shares shall pass on to the Pledgee. The employee shall be entitled to all the cash and stock dividends corresponding to the shares he purchased.

In the event of separation of the employee from the Company for whatever cause except death or retirement (or retrenchment under the ESPP), the employee may, within 10 working days from such separation, fully pay any balance due on his Loan and receive the stock certificates. If he does not pay the balance of his Loan within the prescribed period, the Pledgee may foreclose on the Pledge. In case of retirement, the employee may elect to continue to pay the remaining installments by advising the Company in writing. Otherwise, the full balance of the Loan shall become due on the next installment date. In case of death, the heir or beneficiary of the deceased employee shall exercise the rights hereunder.

Both the ESOIP and the ESPP Plans have allocated a total of eight (8.0) million shares to be sold to the employees.

The Plans empower the Board of Directors to amend the terms and conditions thereof, except for the maximum number of shares allocated for the Plans and the manner of determining the pricing of the shares, provided that vested or previously acquired rights are not affected.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

Information regarding the Company's Stock Option Plan and Employee Stock Ownership Incentive Plan is shown in Notes 16 and 25 of the "Notes to Consolidated Financial Statements" on pages 56 and 59 to 60, respectively. Additional information on the Stock Option Plan and Employee Stock Ownership Incentive Plan is shown in Item 11.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

On October 10, 1997, BenguetCorp entered into a Tripartite Agreement with the Presidential Commission on Good Government (PCGG) and the Palm Avenue Holdings Company and the Palm Avenue Realty Corporation (Palm Avenue Companies) for the private placement of 22,677,701 Class "A" shares and 18,000,000 Class "B" shares for a total consideration of ₱275,388,508.00. The Tripartite Agreement was submitted to the Sandiganbayan for approval for the reason that payment of the subscription will be sourced from sequestered funds in the custody of the PCGG.

On October 30, 2001, the Company and the Palm Avenue Companies opted to withdraw the pending Motion for approval of the Tripartite Agreement on the ground that the PCGG has changed its position.   In a Resolution dated November 23, 2001, the Sandiganbayan granted the withdrawal of Tripartite Agreement.

The Company and the Palm Avenue Companies will negotiate anew with the PCGG for private placement based on updated share prices as the Palm Avenue Companies have indicated their continuing interest to invest additional equity in BenguetCorp.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

a.   Capital Stock to be Registered
Not Applicable

b.   Debt Securities to be Registered
Not Applicable

c.   American Depositary Receipts
Not Applicable

d.   Other Securities to be Registered
Not Applicable

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

On June 11, 1999, the Company reached an agreement with its creditor banks on the repayment of its outstanding loans. A Term Sheet which sets forth the basic terms and conditions of the repayment plan was prepared by Union Bank of the Philippines as agent of the creditor banks assigned by the Company.

The Term Sheet extends the maturity of the Company's loan up to June 30, 2000, with automatic renewal every anniversary date up to year 2002, upon payment of annual interest.

The Term Sheet is subject for ratification by the respective boards and approving authorities of the parties and will be formalized in a Memorandum of Agreement (MOA) to be signed by all secured and unsecured bank creditors. As of August 6, 2003, the MOA has not yet been finalized.

The Company was unable to repay the maturing loans on June 30, 2002. Management is currently developing a plan to amend the loan repayment terms and provisions to enable the Company to continue to meet its obligations as they became due from cash generated by operations. If management is unsuccessful in that effort, consideration will be given to the sale of the assets included in the Company's Mortgage Trust Indenture.

Other information regarding the provisions of the Term Sheet is shown in Note 14 the "Notes to Consolidated to Financial Statements" on pages 53 to 55.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Information regarding the Capital Stock is shown in Note 15 of the "Notes to Consolidated Financial Statements" on page 55.

PART IV

ITEM 17. FINANCIAL STATEMENTS

The financial statements listed in the Companying Index to Financial Statements and Supplementary Schedule covered by Report of Independent Public Accountants are filed as part of this Form20-F annual report.

ITEM 18. FINANCIAL STATEMENTS

Not applicable – see Item 17

ITEM 18. FINANCIAL STATEMENTS AND EXHIBITS

a) Financial Statements and Schedule

See Index to Financial Statements and Supplementary Schedule covered by Report of Independent Public Accountant submitted as a separate section in of this report.

b) Exhibits filed as part of this report

2002 Quarterly Reports (First, Second and Third Quarters)
Manual on Corporate Good Governance

Pursuant to the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F containing the financial statements and that the information contained on Form 20-F presents fairly, in all material respects, the financial condition and results of operations and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized

By:

BENJAMIN PHILIP G. ROMUALDEZ   **SALVADOR P. PABALAN**
President and CEO   Senior Vice President, Finance & Treasurer

C E R T I F I C A T I O N S

I **BENJAMIN PHILIP G. ROMUALDEZ**, President and Chief Executive Officer of Benguet Corporation, certify that:

1. I have reviewed this annual report on Form 20-F of Benguet Corporation (the Registrant);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respects to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. That the Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

   a) designed such disclosures controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. That the Registrant's other certifying officers and I have disclosed based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors:

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. That the Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

August 13, 2003


BENJAMIN PHILIP G. ROMUALDEZ
President and CEO



C E R T I F I C A T I O N S


I **SALVADOR P. PABALAN**, Senior Vice President – Finance and Treasurer of Benguet Corporation, certify that:

1. I have reviewed this annual report on Form 20-F of Benguet Corporation (the Registrant);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respects to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. That the Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

    a) designed such disclosures controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

    c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. That the Registrant's other certifying officers and I have disclosed based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors:

    a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. That the Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

August 13, 2003

SALVADOR P. PABALAN
Senior Vice President – Finance & Treasurer

BENGUET CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements
As of December 31, 2002 and 2001
and for Each of the Three Years
in the Period Ended December 31, 2002

SEC Number   **11341**

File Number

BENGUET CORPORATION AND SUBSIDIARIES

(Company's Full Name)

3rd Floor, One Corporate Plaza
845 A. Arnaiz Avenue
Makati City

(Company's Address)

812-1380

(Telephone Number)

December 31

(Year Ending)

(month & day)

Annual Audited Consolidated
Financial Statements

Form Type

Amendment Designation (If applicable)

December 31, 2002

Year Ended Date

(Secondary License Type and File Number)

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BENGUET CORPORATION

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULE
COVERED BY REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FORM 20-F
Item 19 (a)

The following consolidated financial statements of Benguet Corporation and Subsidiaries prepared in conformity with accounting principles generally accepted in the Philippines are submitted herewith as part of this Form 20-F annual report:

	Page Reference
Benguet Corporation and Subsidiaries	
Report of Independent Auditors	34
Consolidated Balance Sheets as of December 31, 2002 and 2001	36
Consolidated Statements of Income for the Years Ended December 31, 2002, 2001 and 2000	37
Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 2002, 2001 and 2000	38
Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000	39
Notes to Consolidated Financial Statements	41

The following financial information and supplementary schedule for the years 2002, 2001 and 2000 are submitted herewith as part of this Form 20-F:

Schedule Number	Description	Page Reference
II	Valuation and Qualifying Accounts and Reserves	71

All other schedules which are required by Rule 5-04 of Regulation S-X have been omitted because they are not applicable or because the required information is shown in the consolidated financial statements and notes thereto.

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■ SyCip Gorres Velayo & Co.
 6760 Ayala Avenue
 1226 Makati City
 Philippines

■ Phone: (632) 891-0307
 Fax: (632) 819-0872
 www.sgv.com.ph

BOA/PRC Reg. No. 0001

Report of Independent Auditors

The Stockholders and the Board of Directors
Benguet Corporation
3rd Floor, One Corporate Plaza
845 A. Arnaiz Avenue, Makati City

We have audited the accompanying consolidated balance sheets of Benguet Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Philippines and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Benguet Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the Philippines.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the operations of the Company have been severely affected by the suspension of its mining operations due to depressed metal prices in the world market and the economic situation in the Philippines. As a result, the Company has not been able to pay the matured principal amortizations of its loans payable and related interests since 1997. On June 11, 1999, the Company and its creditor banks signed a term sheet relating to the repayment plan covering the Company's loans payable, extending the maturity of the loans from July 1, 1999 up to June 30, 2000, with automatic renewal every anniversary date up to year 2002 upon payment of annual interest (defined as regular interest and interest on accrued interest) and subject to the Company's faithful compliance of the repayment terms. By September 2000, the Company had substantially paid the interest due in June 2000. On July 6, 2001, the Company offered to settle the interest due on June 30, 2001 through the assignment of tax credit certificates. The tax credit certificates tendered were also applied against a certain portion of the outstanding loan balance. The Company was unable to pay the interest due on June 30, 2002. On October 3, 2002, the Company requested from the creditor banks for additional time to settle its obligations pending its formal entry into the Baguio Water Project.

* S G V M C 2 0 3 7 0 2 *

The Company was unable to repay the maturing principal amortizations of its loans and the related interests as of August 6, 2003. Management is currently developing and discussing with the creditor banks a plan to further amend the loan repayment terms and provisions to enable the Company to continue to meet its obligations from cash generated by operations. If management is unsuccessful in this respect, consideration will be given to the sale of the assets included in the Company's Mortgage Trust Indenture. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amounts and classification of liabilities that might result should the Company be unable to continue as a going concern.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplementary Schedule of Valuation and Qualifying Accounts and Reserves on page 71 is presented for purposes of complying with the rules of the Securities and Exchange Commission of the United States of America and is not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

Certain accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in the Philippines, but do not conform with accounting principles generally accepted in the United States of America. A description of these differences and a reconciliation of the consolidated net loss and certain consolidated balance sheet accounts to accounting principles generally accepted in the United States of America are set forth in Note 32 to the consolidated financial statements.

August 6, 2003
Makati City, Philippines

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BENGUET CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Millions Expressed in Philippine Peso)

	December 31	
	2002	2001
ASSETS		
Current Assets		
Cash and cash equivalents (Notes 5 and 31)	**₱78**	₱137
Accounts receivable - net (Notes 6 and 25)	**426**	322
Inventories - net (Note 7)	**162**	172
Other current assets - net (Notes 8 and 27)	**302**	425
Total Current Assets	**968**	1,056
Noncurrent Assets		
Property, plant and equipment - net (Notes 2, 9, 14 and 32)		
Land at revalued amounts	**2,101**	2,057
Property, plant and equipment at cost	**213**	203
Mining exploration and project development costs (Notes 2, 3 and 10)	**126**	207
Other noncurrent assets - net (Notes 2, 3, 11, 27, 30, 31 and 32)	**540**	672
Total Noncurrent Assets	**2,980**	3,139
	₱3,948	₱4,195
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Bank loans (Notes 2, 12 and 31)	**₱362**	₱379
Accounts payable and accrued expenses (Notes 2, 13 and 14)	**1,617**	1,648
Current portion of long-term debt (Notes 2, 14 and 31)	**1,533**	1,507
Total Current Liabilities	**3,512**	3,534
Noncurrent Liabilities		
Deferred credits and others	**98**	33
Minority Interest	**137**	215
Stockholders' Equity (Notes 2, 9, 14, 15, 16, 25, 30 and 32)		
Capital stock	**343**	343
Capital surplus	**705**	705
Revaluation increment in land	**1,389**	1,395
Share in revaluation increment in land of subsidiaries	**473**	427
Accumulated translation adjustment	**133**	84
Deficit	**(2,834)**	(2,533)
	209	421
Less cost of 116,023 shares held in treasury	**8**	8
	201	413
	₱3,948	₱4,195

See accompanying Notes to Consolidated Financial Statements.

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BENGUET CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Millions Expressed in Philippine Peso, Except Loss Per Share)

	Years Ended December 31		
	2002	2001	2000
OPERATING REVENUES			
Sales of mine products (Note 3)	**₱40**	₱107	₱141
Sales of merchandise and services	**120**	150	139
	160	257	280
OPERATING COSTS AND EXPENSES			
Cost of mine products sold (Note 17)	**33**	69	101
Cost of merchandise sold and services (Note 18)	**96**	190	203
Selling and general (Note 19)	**167**	231	46
Taxes on revenues	**1**	2	3
	297	492	353
LOSS FROM OPERATIONS	**137**	235	73
FINANCING EXPENSE - Net (Note 22)	**239**	284	483
OTHER EXPENSES (INCOME) - Net (Notes 2 and 23)	**(175)**	12	(104)
LOSS BEFORE INCOME TAX	**201**	531	452
PROVISION FOR (BENEFIT FROM) INCOME TAX (Note 27)			
Current	**2**	2	1
Deferred	**98**	13	(53)
	100	15	(52)
NET LOSS (Notes 2, 28 and 32)	**₱301**	₱546	₱400
LOSS PER SHARE (Note 28)	**₱2.64**	₱4.78	₱3.51

See accompanying Notes to Consolidated Financial Statements.

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BENGUET CORPORATION AND SUBSIDIARIES

**CONSOLIDATED STATEMENTS OF CHANGES
IN STOCKHOLDERS' EQUITY**
(Amounts in Millions Expressed in Philippine Peso, Except Par Value Per Share)

	Years Ended December 31		
	2002	2001	2000
CAPITAL STOCK (Notes 15, 16, 25 and 30)			
Convertible Preferred Class A - ₱3.44 par value			
Authorized - 19,652,912 shares			
Issued - 219,001 shares	**₱1**	₱1	₱1
Common Class A - ₱3.00 par value			
Authorized - 120,000,000 shares			
Issued - 71,746,061 shares	**215**	215	215
Common Class B - ₱3.00 par value			
Authorized - 80,000,000 shares			
Issued - 42,482,497 shares	**127**	127	127
	343	343	343
CAPITAL SURPLUS (Note 32)	**705**	705	705
REVALUATION INCREMENT IN LAND			
(Notes 9 and 32)			
Balance at beginning of year	**1,395**	1,069	1,069
Increase (decrease) in revaluation increment	**(6)**	326	–
Balance at end of year	**1,389**	1,395	1,069
SHARE IN REVALUATION INCREMENT			
IN LAND OF SUBSIDIARIES (Notes 9 and 32)			
Balance at beginning of year	**427**	311	311
Increase in share in revaluation increment			
in land of subsidiaries	**46**	116	–
Balance at end of year	**473**	427	311
ACCUMULATED TRANSLATION ADJUSTMENT			
Balance at beginning of year	**84**	73	20
Translation adjustment on investment			
in a foreign subsidiary	**49**	11	53
Balance at end of year	**133**	84	73
DEFICIT (Note 32)			
Balance at beginning of year	**(2,533)**	(1,987)	(1,587)
Net loss	**(301)**	(546)	(400)
Balance at end of year	**(2,834)**	(2,533)	(1,987)
TREASURY STOCK - 116,023 shares (Note 28)	**(8)**	(8)	(8)
	₱201	₱413	₱506

See accompanying Notes to Consolidated Financial Statements.

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BENGUET CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Millions Expressed in Philippine Peso)

	Years Ended December 31		
	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before income tax	**(₱201)**	(₱531)	(₱452)
Adjustments for:			
Interest expense	**218**	261	246
Reversal of reserve for contingencies	**(87)**	–	–
Provision for (reversal of allowance for) doubtful			
accounts, inventory losses and obsolescence			
and others - net	**39**	349	(3)
Write down of investments in subsidiaries	**81**	–	–
Write-off of mining exploration			
and project development costs	**69**	–	–
Unrealized foreign exchange loss	**37**	23	237
Gain on sale of investments and other properties	**(22)**	(88)	(39)
Depreciation, depletion and amortization	**17**	49	59
Interest income	**(16)**	–	–
Amortization of preoperating expenses	**1**	–	–
Operating income from operations	**136**	63	48
Decrease (increase) in:			
Accounts receivable	**(173)**	(4)	(107)
Inventories	**6**	(25)	4
Other current assets	**25**	(148)	(11)
Increase in accounts payable and accrued expenses	**(114)**	362	100
Cash generated from (used for) operations	**(120)**	248	34
Interest paid	**(11)**	(294)	(44)
Interest received	**11**	–	–
Income taxes paid	**(1)**	(1)	–
Net cash used in operating activities	**(121)**	(47)	(10)
CASH FLOWS FROM INVESTING ACTIVITIES			
Decrease in other noncurrent assets	**86**	60	6
Reductions in (additions to):			
Mining exploration and project development costs	**49**	(17)	(25)
Property, plant and equipment	**(50)**	(162)	(14)
Investments	**(5)**	13	2
Proceeds from sale of investments and other properties	**22**	91	39
Net cash provided by (used in) investing activities	**102**	(15)	8

(Forward)

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	Years Ended December 31		
	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES			
Increase (decrease) in:			
Minority interest	**(₱78)**	₱140	₱11
Deferred credits and others	**38**	11	–
Net cash provided by (used in) financing activities	**(40)**	151	11
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(59)**	89	9
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**137**	48	39
CASH AND CASH EQUIVALENTS AT END OF YEAR (Note 5)	**₱78**	₱137	₱48

See accompanying Notes to Consolidated Financial Statements.

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BENGUET CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in Millions Expressed in Philippine Peso, Except Per Share Data)

1. **General**

   Benguet Corporation (the Parent Company) is incorporated in the Philippines. The Parent Company and its subsidiaries (the Group) are engaged in chromite mining and production, water projects, real estate development, forest management and eco-tourism while maintaining interests in allied industries such as steel casting, trucking and warehousing, trading, engineering and construction services. The average number of employees of the Group was 304 in 2002 and 607 in 2001. The registered office address of the Parent Company is 3rd Floor, One Corporate Plaza, 845 A. Arnaiz Avenue, Makati City.

2. **Status of Operations**

   The Parent Company
   The current economic situation in the Philippines continues to affect the operations of the Parent Company and its subsidiaries. Net losses for the years ended December 31, 2002, 2001 and 2000 amounted to ₱301, ₱546 and ₱400, respectively. In response to these economic events, the Parent Company implemented measures with the following results taking place in 2002 and 2001:

   a. Successful implementation of a cost reduction program.

   b. Continuous exploration of mineral prospects, protection of existing mineral rights and development of properties with proven mineral reserves. These include the Pantingan and Pantukan properties, located in Bataan and Davao, respectively.

      In March 2000, the Parent Company signed a Memorandum of Agreement (MOA) with Gulf Estates Mining Corporation for a joint venture to develop the latter's mineral and non-mineral properties totaling 1,300 hectares in Barangay Sabangan, Alaminos, Pangasinan. The initial business undertaken by the parties is the supply of limestone under a three-year contract to the 1,200-megawatt Sual coal-fired thermal plant operated by Mirant Sual Corporation. The contract calls for delivery of 20,000 tonnes of limestone to the power plant. The property under the agreement has a resource potential of more than 100 million tonnes of good grade limestone, suitable for export to Taiwan and other ASEAN cement plants. An integrated development of the area is being envisioned. Opportunities in housing, industrial tree farming and reforestation, water resource development and eco-tourism are also being considered.

      On December 1, 2000, the Parent Company entered into a joint venture agreement with Sumitomo Metal Mining Company, Ltd. (Sumitomo) and Nissho Iwai Corporation of Japan (Nissho) for nickel exploration in the Philippines. The partners have designated the Parent Company as the project field operator to conduct field surveys comprised of geological mapping, soil geochemistry and test petting. The initial exploration area will be the northern half of the Zambales-Pangasinan-Tarlac Ultramafic Complex. This area will require two years of exploration and the Parent Company's Exploration Group will handle the task.

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On November 18, 2002, the Parent Company, Sumitomo and Nissho decided not to pursue further nickel laterite exploration in some selected areas of Pangasinan and Zambales due to poor initial ground and remote sensing results. However, discussions are on-going among the partners regarding the joint exploration and development of other nickel prospects, including the Sta. Cruz nickel laterite property. The Parent Company is also studying various options to participate as an equity partner and operator of Climax-Arimco's Didipio copper-gold project in Nueva Vizcaya. This project will allow the use of Benguet Antamok Gold Operation (BAGO) mill as equity. The property, which is a copper-gold porphyry deposit, will be mined using sub-level caving method and will be developed in stages requiring a modest US$50 million capital fund requirement. With a mine life of twelve years, it is expected to produce 200,225,000 pounds of copper and 1,704,920 ounces of gold.

On December 18, 2000, the Parent Company signed an agreement with Northern Luzon Exploration & Mining Co. Inc. (NLEMCI) to explore, develop and operate a portion of the Parent Company's APSA-09 property, part of Call Horr located southwest of the Parent Company's Acupan gold mine and Ampucao copper prospect in Itogon, Benguet. NLEMCI is a joint venture company between Anglo American Exploration (Philippines) B. V. and Philex Mining Corporation.

c. The Acupan Contract Mining Project (ACMP), which is still at preoperating status, reported positive results in 2002. Gold production aggregated 775 ounces from 2,378 tonnes of run-of-mine at 10.14 grams of gold per tonne.

    ACMP started commercial operations in January 2003. The first mining contracts implemented in 2002 started on a royalty-basis and shifted to production sharing basis after a quarter. On March 14, 2003, ACMP had its second contract bidding for a two-year mining program with seven accredited mining cooperatives, winning fourteen mining areas. An incentive bonus scheme was included into the new contract package.

d. Discussions with Lafayette Mining (Lafayette), the present owner of the Rapu-Rapu claim in Bicol, regarding the Parent Company's 25% option in Rapu-Rapu claim are ongoing. The Parent Company is offering the Benguet Gold Operation mill as its equity. Lafayette's Rapu-Rapu mine is capable of producing 35,000 metric tonnes of copper-gold concentrate and 29,000 metric tonnes of zinc a year.

e. Masinloc Chromite Operation (MCO) resumed operations in March 2003 after it was suspended in July 2002 (see Note 3).

f. Continuous pursuit of non-mining activities which include the Kelly Ecozone, Bottled Water Project and Bulk Water Project (Bulk Water) in Baguio City.

    The Parent Company formally presented to the Baguio Water District (BWD) its intent and capability to supply Baguio City's short-term and long-term bulk water requirements. The Company's water sources in Itogon, Benguet, with a yield of over 200,000 cubic meters a day, are the most viable sources of water with sufficient volume to meet the needs of Baguio City. The Parent Company has secured the necessary permits from the National Water Resources Board (NWRB) for both industrial and domestic use. The NWRB has likewise granted the Parent Company a Certificate of Public Convenience to operate water works systems which will allow the Parent Company to sell water directly to end-consumers.

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The Parent Company also has advanced its talks with several large American companies which have expressed interest in a joint venture to develop Bulk Water. These companies have worldwide experiences in engineering, design and construction of water supply treatment and distribution facilities. Management is confident that definitive agreements with BWD and the prospective foreign partners can be concluded in 2003.

g. In December 2000, the Parent Company received the Notice of Award, where it came out as lowest bidder of World Bank-funded, Department of Interior and Local Government-sponsored Design-Build-Lease and Operate and Maintain contracts for water systems in five towns in Bukidnon province.

h. The Group is likewise involved in other lines of business which include eco-tourism projects, land development, engineering services and construction, trucking and warehousing, sale of industrial equipment and supplies and diamond drilling services.

However, there are significant uncertainties that may affect future operations due to factors beyond the control of the Group, such as depressed metal prices in the world market. In addition, the suspension of the Parent Company's various mining projects (see Note 3) has severely affected the Group's working capital. As a result, the Group has not been able to pay the matured principal amortizations of its loans payable and related interest since 1997. On June 11, 1999, the Group and its creditor banks signed a term sheet relating to the repayment plan for the Group's long-term loans (see Note 14). The resumption of the suspended mining operations in the future depends, to a large extent, on the improvement of metal prices in the world market.

The Group plans to continue the sale or disposal of certain properties, including the Kingking Property (Kingking) (see Note 10).

By September 2000, the Parent Company had substantially paid the interest due in June 2000. On July 6, 2001, the Parent Company offered to settle the interest due on June 30, 2001 through the assignment of tax credit certificates. A majority of the creditor banks posed no objection to the offered mode of payment. The tax credit certificates tendered were also applied against a certain portion of the outstanding loan balance. The Company was unable to pay the interest due on June 30, 2002.

On October 3, 2002, the Parent Company requested from the creditor banks for additional time to settle its obligations pending its formal entry into the Baguio Water Project.

The Parent Company was unable to repay the maturing principal amortizations of its loans and the related interests as of August 6, 2003 (see Note 14). Management is currently developing and discussing with the creditor banks a plan to amend the loan repayment terms and provisions to enable the Parent Company to continue to meet its obligations from cash generated by operations. If management is unsuccessful in this respect, consideration will be given to the sale of the assets included in the Group's Mortgage Trust Indenture (MTI). The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amounts and classification of liabilities that might result should the Company be unable to continue as a going concern.

<u>The Subsidiary</u>
The audit report on the audited financial statements of Benguet Management Corporation (BMC), a wholly-owned subsidiary, as of and for the years ended December 31, 2002 and 2001 includes an explanatory fourth paragraph that explains the effects of the current economic situation in the Philippines to BMC, as well as the measures BMC implemented in response thereto. The

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financial statements of BMC include the effects of the economic situation to the extent they are known and can be estimated. The ultimate outcome of this matter cannot presently be determined. The accounts of BMC included in the accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties. The related effects will be reported in the consolidated financial statements as they become known and estimable.

BMC's net loss for the years ended December 31, 2002, 2001 and 2000 amounted to ₱20, ₱54 and ₱65, respectively. As of December 31, 2002 and 2001, BMC's current liabilities exceeded its current assets by ₱350 and ₱292, respectively.

In view of this situation, BMC management's plans include, among others, the settlement of bank loans and other liabilities through liquidation of certain assets and continuing to venture on projects relating to investments, joint ventures and land development.

The following table shows the summarized balance sheets of BMC:

	2002	2001
Current assets	**₱291**	₱275
Noncurrent assets	**616**	889
	₱907	₱1,164
Current liabilities	**₱641**	₱567
Noncurrent liabilities and others	**11**	196
Stockholders' equity	**255**	401
	₱907	₱1,164

3. **Suspended Operations**

The Parent Company's Benguet Gold Operation in Itogon, Benguet province, consisting of the Acupan and Kelly underground mines, has been suspended since 1992. After several months of study, the Company reopened the Acupan underground mine in December 2001, utilizing a novel mining approach on a trial basis. The Parent Company has partnered with small-scale miners to mine certain main levels in a low-capital, low-cost venture operation which will generate income for the Parent Company and give livelihood to small-scale miners, improve security in the mining areas, and promote safe and environment-friendly mining methods.

The Parent Company's BAGO has been suspended since August 1998 and is not expected to resume operations.

In July 2002, the Company's MCO was temporarily suspended due to sluggish sales on account of the decline in market demand for chromite products, increasing production costs and competition for cheaper ore from other countries and improvements in refractory technology, which has progressively favored the increasing use of other alternative refractory materials and piling up of inventory of processed ore which is equivalent to one year production. During the suspension, the Company reviewed its market representation strategy and foresees an improvement in sales in 2003. After having sold the remaining inventory, MCO resumed commercial operations in March 2003.

In 2002, mining exploration and project development costs for inactive projects amounting to ₱54 were written off.

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4. **Summary of Significant Accounting Policies**

Basis of Preparation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the Philippines under the historical cost convention, except for land which is carried at revalued amounts.

Adoption of New Statements of Financial Accounting Standards (SFAS)/
International Accounting Standards (IAS)
The Group adopted the following SFAS/IAS in 2002:

- SFAS 16/IAS 16, Property, Plant, and Equipment;

- SFAS 24/IAS 24, Related Party Disclosures;

- SFAS 27/IAS 27, Consolidated Financial Statements and Accounting for Investments in Subsidiaries;

- SFAS 28/IAS 28, Accounting for Investments in Associates; and

- SFAS 36/IAS 36, Impairment of Assets.

The adoption of these new standards did not result in restatement of prior year consolidated financial statements. Additional disclosures required by the new standards were, however, included in prior year consolidated financial statements, where applicable.

New Accounting Standards Effective Subsequent to 2002
The Group will adopt the following new accounting standards in 2003, except SFAS 17/IAS 17, Leases, which will be adopted in 2004. These new standards have been approved by the Accounting Standards Council.

- SFAS 10/IAS 10, Events after the Balance Sheet Date, which prescribes the accounting and disclosures related to adjusting and non-adjusting subsequent events. Based on current circumstances, the Group does not believe the effect of adoption will be material.

- SFAS 17/IAS 17, Leases, which prescribes the accounting policies and disclosures to apply to finance and operating leases. Based on current circumstances, the Group does not believe the effect of adoption will be material.

- SFAS 37/IAS 37, Provisions, Contingent Liabilities and Contingent Assets, which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items. Based on current circumstances, the Group does not believe the effect of adoption will be material.

- SFAS 38/IAS 38, Intangible Assets, which establishes the criteria for the recognition and measurement of intangible assets. Intangible assets that are recognized should be amortized generally over 20 years. The new standard also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. The Group is currently evaluating the potential impact of this standard on the Group's financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent Company, its subsidiaries, and the accounts of producing mines under operating contracts where the Parent Company has effective control.

The subsidiaries of the Parent Company include:

	Percentage of Ownership		Country of Incorporation
	2002	2001	
Benguet Management Corporation and subsidiaries (BMC)	**100**	100	Philippines
BenguetCorp International Limited and subsidiaries (BIL)	**100**	100	Hong Kong
Pillars of Exemplary Consultants, Inc.	**96**	96	Philippines
Benguet Ebara Real Estate Corporation and subsidiary **	**60**	–	Philippines
Sagittarius Alpha Realty Corporation and subsidiary	**53**	53	Philippines
Benguet-Pantukan Gold Corporation*	**–**	100	Philippines
BC Property Management, Inc.*	**–**	75	Philippines

   * *Preoperating*
  ** *Subsequently sold in 2003*

The accounts of producing mines under operating contracts include MCO (70% share) and Paracale Gold Operation (PGO) (70% share). The latter was sold in 1996. The terms of the sale of PGO include, among others, payment by the buyer of the value of mining rights amounting to ₱297 in September 1999. The payment for the value of mining rights was not received on said date, thus, control of the mining rights to the claims reverted to the Parent Company. At present, the Parent Company is repackaging the property for joint venture development or resale.

Cash and Cash Equivalents

Cash includes cash on hand and cash in banks. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less and are subject to an insignificant risk of change in value.

Accounts Receivable

Receivables are stated at face value, after allowance for doubtful accounts.

Inventories

Chromite product inventories are valued at the lower of average production cost or net realizable value. Net realizable value is the selling price in the ordinary course of business, less the costs of marketing and distribution.

Materials and supplies and merchandise inventory are valued at the lower of cost (computed using the moving average and weighted average methods, respectively) or net realizable value. Net realizable value represents the current replacement cost.

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<u>Investments</u>
Investments in associates are accounted for under the equity method. An associate is an entity in which the Group has significant influence and which is neither a subsidiary nor a joint venture of the Group. The investments in associates are carried in the consolidated balance sheets at cost plus post-acquisition changes in the Group's share of net assets of the associates, less any impairment in value. The consolidated net loss includes the Group's share in the results of operations of the associates. Unrealized gains arising from transactions with the associates are eliminated against the investment account. Unrealized losses are eliminated similarly but only to the extent that there is no evidence of impairment of the asset transferred.

Other investments in shares of stocks, included in the consolidated balance sheets under "Other noncurrent assets," are carried at the lower of aggregate cost or market value.

<u>Property, Plant and Equipment</u>
Property, plant, and equipment, other than land, are stated at cost less accumulated depreciation, depletion and amortization, and allowance for possible losses on mining properties and mine development costs.

The land owned by the Parent Company is stated at appraised values as determined by an independent firm of appraisers on November 16, 2001. The appraisal increment resulting from the revaluation is shown as "Revaluation increment in land" under the stockholders' equity section of the consolidated balance sheets.

The land owned by the subsidiaries is stated at appraised value as determined by an independent firm of appraisers in 2000 and 2002. The Parent Company's share in the net appraisal increment resulting from the revaluation was credited to "Share in revaluation increment in land of subsidiaries," included in the stockholders' equity section in the consolidated balance sheets. The share in the net appraisal increment applicable to minority interest is credited to the "Minority Interest" account in the consolidated balance sheets.

The initial cost of property, plant and equipment comprises its purchase price, including import duties, taxes and any directly attributable costs in bringing the asset to its working condition and location for its intended use. Expenditures incurred after the property has been put into operation, such as repairs and maintenance and overhaul costs, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of property, plant and equipment.

Depreciation and amortization are computed using the straight-line method over the following estimated useful lives of the assets:

Land improvements	10-35 years
Buildings	10-25 years
Machinery, tools and equipment	2-25 years
Mango plantation	18 years

The amortization of mine development costs in BAGO is computed using the straight-line method over the expected lives of the mines and/or ore bodies. Depletion of mining properties and mine development costs of the MCO is calculated using the units of production method.

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The useful life and depreciation, amortization and depletion method are reviewed periodically to ensure that the period and method of depreciation, amortization and depletion are consistent with the expected pattern of economic benefits from the items of property, plant and equipment.

Construction in progress is stated at cost. This includes the cost of construction, property and equipment and other direct costs. Construction in progress is not depreciated until such time that the relevant assets are completed and/or put into operational use.

When assets are retired or otherwise disposed of, the cost and the related accumulated depreciation, depletion and amortization and any impairment in value are removed from the accounts and any resulting gain or loss is included in current operations.

Asset Impairment
Starting January 1, 2002, the carrying values of property, plant and equipment and other assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. If any such indication exists and where the carrying value exceeds the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of the asset is the greater of net selling price or value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment loss, if any, is charged to income.

Mining Exploration and Project Development Costs
Expenditures for mine exploration work prior to drilling are charged to operations. Expenditures for the acquisition of property rights and expenditures subsequent to drilling and development costs are deferred. When exploration work and project development results are positive, these costs and the subsequent mine development costs are capitalized and amortized from the start of commercial operations. When the results are determined to be negative or not commercially viable, the accumulated costs are written off.

Provisions
Provision for loss contingencies is accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingency is disclosed.

Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Revenue from sale of chromite products is recognized at the time of shipment. Revenue from sale of merchandise is recognized upon delivery and when ownership is transferred. Revenue from services is recognized when services are rendered.

Pension Plan
The Group has a defined benefit pension plan covering all permanent regular full-time employees. Plan costs are allocated according to the projected unit credit cost method. Past service costs, experience adjustments and the effects of changes in actuarial assumptions are amortized over the expected working lives of the employees. Valuations are done annually to update the plan costs and adjust the amount of contributions.

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Borrowing Costs
Borrowing costs are generally expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

Leases
Operating lease payments are recognized as expense on a straight-line basis over the lease term.

Foreign Currency-Denominated Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at balance sheet date. All differences are taken to the consolidated statements of income.

The financial statements of a foreign consolidated subsidiary that are not integral to the operations of the Group are translated at year-end exchange rates with respect to the balance sheet accounts, and at the average exchange rates for the year with respect to the income and expense accounts. The resulting translation differences are included in the consolidated statements of changes in stockholders' equity. On disposal of a foreign entity, the accumulated exchange differences are recognized in the consolidated statements of income as a component of the gain or loss on disposal.

Income Taxes
Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the: (1) future tax consequences attributable to temporary differences between the financial reporting bases of assets and liabilities and their related tax bases; and (2) the carryforward benefits of net operating loss carryover (NOLCO) and minimum corporate income tax (MCIT). Deferred tax assets and liabilities are measured using the tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, and the carryforward benefits of NOLCO and MCIT are expected to be applied. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Loss Per Share
Loss per share is computed by dividing net loss by the weighted average number of shares issued and outstanding during the year.

5. **Cash and Cash Equivalents**

This account consists of:

	2002	2001
Cash on hand and in banks	**₱11**	₱124
Short-term investments	**67**	13
	₱78	₱137

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Cash in banks earns interest at the respective bank deposit rates. Short-term investments are made for varying periods of up to three months depending on the immediate cash requirements of the Group, and earn interest at the respective short-term deposit rates.

6. **Accounts Receivable**

This account consists of:

	2002	2001
Trade	₱186	₱153
Associates	277	–
Advances to contract operations	86	108
Employee stock ownership incentive plan (see Note 25)	58	58
Officers and employees	3	3
Others	124	235
	734	557
Less allowance for doubtful accounts	308	235
	₱426	₱322

7. **Inventories**

This account consists of:

	2002	2001
Mine products - chromite	₱57	₱54
Materials and supplies	640	682
Merchandise	30	18
	670	700
Less allowance for inventory losses and obsolescence	565	582
	105	118
	₱162	₱172

8. **Other Current Assets**

This account consists of:

	2002	2001
Deferred tax assets - net (see Note 27)	₱204	₱184
Input tax recoverable	31	31
Prepaid expenses	19	161
Others	48	49
	₱302	₱425

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9. Property, Plant and Equipment

This account consists of:

a. Land at Revalued Amounts

	Balance, December 31, 2001	Additions (Reclassifi-cations)	Disposals	Balance, December 31, 2002
Secured				
Cost	₱98	₱–	₱–	**₱98**
Appraisal increase	558	60	10	**608**
	656	60	10	**706**
Unsecured				
Cost	6	–	–	**6**
Appraisal increase	1,395	(6)	–	**1,389**
	1,401	(6)	–	**1,395**
Net book value	₱2,057	₱54	₱10	**₱2,101**

b. Property, Plant and Equipment at Cost

	Balance, December 31, 2001	Additions (Reclassifi-cations)	Disposals	Balance, December 31, 2002
Secured				
Cost:				
Land improvements	₱27	₱–	₱–	**₱27**
Buildings	190	–	–	**190**
Machinery, tools and equipment	177	27	(2)	**202**
Mining properties and mine development costs	1,435	–	–	**1,435**
Mango plantation	25	–	–	**25**
	1,854	27	(2)	**1,879**
Accumulated depreciation, depletion and amortization, and allowance for possible losses on mining properties and mine development costs:				
Land improvements	9	1	–	**10**
Buildings	55	5	–	**60**
Machinery, tools and equipment	168	8	(1)	**175**
Mining properties and mine development costs	1,424	–	–	**1,424**
Mango plantation	7	1	–	**8**
	1,663	15	(1)	**1,677**
Total (Carried Forward)	191	12	(1)	**202**

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	Balance, December 31, 2001	Additions (Reclassifi-cations)	Disposals	Balance, December 31, 2002
Total (Brought Forward)	₱191	₱12	(₱1)	**₱202**
Unsecured				
Cost:				
Land improvements	2	–	–	**2**
Buildings	17	–	–	**17**
Machinery, tools and equipment	180	–	–	**180**
Mining properties and mine development costs	21	–	–	**21**
	220	–	–	**220**
Accumulated depreciation, depletion and amortization, and allowance for possible losses on mining properties and mine development costs:				
Land improvements	1	–	–	**1**
Buildings	17	–	–	**17**
Machinery, tools and equipment	179	1	–	**180**
Mining properties and mine development costs	12	–	–	**12**
	209	1	–	**210**
	11	(1)	–	**10**
Construction in progress	1	–	–	**1**
	12	(1)	–	**11**
Net book value	₱203	₱11	(₱1)	**₱213**

10. **Mining Exploration and Project Development Costs**

The Parent Company is bound by agreements with Nationwide Development Corporation (NADECOR) relating to the development of Kingking. On December 11, 2002, the amendment to the Kingking Mineral Production Sharing Agreement (MPSA) was approved and signed by the Parent Company, NADECOR and the Department of Environment and Natural Resources - Mines and Geosciences Bureau. The amendment is necessary for the MPSA to conform with the Philippine Mining Act of 1995 and the Revised Implementing Rules and Regulations of Republic Act No. 7942.

The Parent Company is currently evaluating proposals received for the development of Kingking. Management plans include the sale of its rights over Kingking.

11. **Other Noncurrent Assets**

This account consists of:

	2002	2001
Properties not used in operations - net	**₱257**	₱280
Other receivables - net	**92**	68
Deferred tax assets - net (see Note 27)	**47**	179
Investments - at cost	**28**	54
Others	**116**	91
	₱540	₱672

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12. Bank Loans

This account represents unsecured peso and foreign currency denominated short-term loans obtained from local banks, which bear interest at current rates.

13. Accounts Payable and Accrued Expenses

This account consists of:

	2002	2001
Accrued interest (see Note 14)	**₱1,005**	₱799
Bank overdraft	**146**	530
Excise tax payable	**76**	145
Trade	**25**	42
Accrued expenses	**24**	25
Affiliates	**226**	58
Officers and employees	**–**	6
Others	**115**	43
	₱1,617	₱1,648

14. Current Portion of Long-term Debt

This account consists of:

	2002	2001
Parent Company:		
Restructured loans	**₱1,358**	₱1,332
Subsidiary:		
Syndicated loans	**171**	171
Other Philippine peso loans	**4**	4
	₱1,533	₱1,507

The Parent Company
On June 11, 1999, the Parent Company and its creditor banks agreed on the repayment plan of the Parent Company's outstanding loans. The agreement is contained in a term sheet signed by one of the creditor banks for itself as creditor and as agent of the creditor banks represented in the MTI with the Parent Company. The term sheet will be formalized in a MOA to be signed by all secured and unsecured bank creditors. As of August 6, 2003, the MOA has not yet been finalized and signed by the parties. The repayment plan was agreed to by the Parent Company and the creditor banks after the latter declared the Company in default on February 25, 1999 which would have caused the foreclosure and enforcement of the MTI and commencement of all necessary actions to collect from the Parent Company.

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The term sheet extends the maturity of the loans from July 1, 1999 to June 30, 2000, with automatic renewal every anniversary date up to Year 2002 upon payment of annual interest (defined as regular interest and interest on accrued interest) and subject to the Parent Company's faithful compliance with the MOA. By September 2000, the Parent Company substantially paid the interest due in June 2000. On July 6, 2001, the Parent Company offered to settle the interest due on June 30, 2001 through the assignment of tax credit certificates. A majority of the creditor banks posed no objection to the offered mode of payment. The tax credit certificates tendered were also applied against a certain portion of the outstanding loan balance.

The term sheet further provides that the interest rate payable is 3½%, spread over the base rate (90-day Treasury bill rate for peso loans and 3-month LIBOR rate for foreign loans) with quarterly repricing. The interest of 1% spread over the base rate is payable annually or anytime within the year when excess cash is available from operations and asset sale. In addition, the interest of 2.5% spread over the base rate will be accumulated on a yearly basis payable after all the principal has been fully paid. The Parent Company was unable to pay the interest due on June 30, 2002.

The outstanding penalty charges shall be waived for as long as the Parent Company faithfully complies with the terms and conditions of the MOA. The amount will automatically be charged to the Parent Company as soon as an event of default occurs. In the meantime that the MOA has not yet been finalized, the creditor banks have agreed not to enforce the collection of the amount.

The net proceeds from the sale of MTI assets shall be applied to secured loans. The revenues from operations and proceeds from sale of non-MTI assets exceeding payment of regular interest, interest on accrued interest and net of the Parent Company's general operating expenses shall be distributed pro rata to all creditor banks as payment for accrued interest and principal.

The term sheet and MOA make reference to the 1993 Restructuring Agreement, which provides that capital expenditures and other cash operating requirements are subject to certain restrictions and requirements.

With respect to the collateral, the existing MTI will be maintained. In addition, certain properties are offered as additional collateral. It was further agreed that the other terms and conditions of the 1993 Restructuring Agreement will remain in full force and effect.

The Parent Company's long-term debt consists mainly of short-term and long-term peso and US dollar denominated loans restructured on December 20, 1993. As security for the loans, the Parent Company executed, and is committed to maintain, the MTI in favor of a local bank as trustee for the pari passu and pro rata benefit of the creditors covering all the real properties and assets of the Parent Company's Gold and Chromite operations.

The Restructuring Agreement also provides for certain restrictions and requirements with respect to, among others, payment of dividends; incurrence or assumption of liabilities; creation of lien on assets; capital or quasi-reorganization; disposal of substantial businesses or properties; investments and capital expenditures; bonuses to management; and extension of loans or advances to any person or subsidiary.

On October 3, 2002, the Company requested from the creditor banks for additional time to settle its obligations pending its formal entry into the Baguio Water Project.

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The Subsidiary

On June 21, 1999, BMC and its creditor banks agreed on a moratorium arrangement for the repayment of BMC's outstanding loans and unpaid letters of credit. The moratorium arrangement is contained in a term sheet signed by one of the creditor banks of BMC for itself as creditor and as lead bank of BMC. The term sheet will be formalized in a MOA to be signed by all secured and unsecured bank creditors. As of August 6, 2003, the MOA has not yet been finalized.

The term sheet extends the maturity of the loans and unpaid letters of credit from July 1, 1999 up to June 30, 2000, renewable for another year upon payment of annual interest (defined as regular interest and interest on accrued interest) and subject to BMC's faithful compliance with the MOA.

The term sheet further provides that interest rate payable is 3½%, spread over 91-day treasury bill rate with quarterly repricing. The interest of 2.5% spread over 91-day treasury bill rate, with 1% back-end recapture, is payable on June 30, 2001 or upon sale of assets, whichever comes first. BMC was unable to pay the interest in 2001.

The outstanding penalty charges shall be waived for as long as BMC faithfully complies with the terms and conditions of the MOA. The penalty will automatically be charged to BMC as soon as an event of default occurs. In the meantime that the MOA has not yet been finalized, the creditor banks have agreed not to enforce the collection of the amount.

On the June 15, 2000 meeting with its creditors banks, BMC had proposed various payment schemes to settle its outstanding loans. On August 14, 2001, BMC and its secured creditor banks agreed in principle to a dacion payment covering the mortgaged assets against the entire outstanding secured liabilities of BMC. The details and other terms of the dacion en pago are currently being discussed.

The syndicated loan pertains to borrowings of BMC from local banks, the proceeds of which were used to finance the relocation, modernization and operation of its foundry plant in Alaminos, Laguna. As security for the loans, BMC executed, and is committed to maintain, the MTI in favor of a local bank which acts as trustee for the pari passu and pro rata benefit of the creditors covering the Alaminos land and project costs, machinery and equipment of the foundry plant, and leasehold right and mango property in Zambales. The loan agreements provide for certain restrictions and requirements with respect to payment of dividends, change in business operations, disposal, pledge or transfer of mortgaged properties, extending or granting of loans and/or advances to its subsidiaries or affiliates of more than ₱15 other than in the normal course of business, and maintenance of a certain level of current ratio, among others.

15. **Capital Stock**

The two classes of common stock of the Parent Company are identical in all respects, except that ownership of Common Class A is restricted to Philippine nationals.

The convertible preferred stock is limited to Philippine nationals and convertible into Common Class A at a conversion premium of ₱1.75 a share in 2003. Each preferred share is convertible into 3.1625 Common Class A shares as of December 31, 2002. The convertible preferred stock is also entitled to have one vote for each full share of Common Class A stock into which such share of convertible preferred stock is, at any stockholders' meeting, then convertible. It does not enjoy the same dividend right as the two classes of common stock but is entitled to a fixed cumulative dividend of 8% a year if there is surplus profit and when declared by the Board of Directors.

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16. Stock Option Plan

Under the 1975 Nonqualified Stock Option Plan (Plan), as amended, 9.9 million shares of the unissued common stock of the Parent Company have been reserved for stock options to selected managers, directors and consultants of the Parent Company and its subsidiaries. The option price is payable on exercise date and should not be less than the fair market value of the shares quoted on the date of the grant. The Plan, valid up to May 31, 1998, allows a maximum of 632,500 shares to be available to any one optionee. On May 26, 1998, the Board of Directors (BOD) and the stockholders approved the extension of the Plan until May 31, 2003. On December 18, 2002, the BOD and the stockholders approved further extension of the Plan until May 31, 2008.

Options granted to Filipino optionees are exercisable in the form of 60% Common Class A and 40% Common Class B shares. Options for Common Class B shares may be exercised only if Common Class A shares had been previously or simultaneously exercised so as to maintain a minimum 60:40 ratio of Common Class A to Common Class B shares.

The options under the Plan are nontransferable and are exercisable to the extent of 20% after one year from the date of the grant, 40% after two years from the date of the grant, 60% after three years from the date of the grant, and 100% after four years from the date of the grant. No option is exercisable after ten years from the date of the grant.

A summary of the number of shares under the Plan is shown below:

	2002	2001
Outstanding at beginning of year	1,198,000	1,329,100
Cancelled during the year	(169,800)	(131,100)
Outstanding at end of year	1,028,200	1,198,000

The details of the outstanding options at the end of each year are as follows:

	2002		2001	
	Number of Shares	Option Price	Number of Shares	Option Price
Class A only:				
August 1994 grant	9,000	₱13.00	9,000	₱13.00
November 1993 grant	72,000	13.25	72,000	13.25
August 1993 grant	535,920	14.50	637,800	14.50
Class B only:				
August 1994 grant	6,000	21.23	6,000	21.23
November 1993 grant	48,000	26.21	48,000	26.21
August 1993 grant	357,280	27.96	425,200	27.96
	1,028,200		1,198,000	

	2002	2001
Average price per share	₱19.66	₱19.69
Shares available for future option grants	6,898,254	6,728,454

1,980,207 shares were granted and exercised as of December 31, 2002 and 2001.

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17. Cost of Mine Products Sold

This account consists of:

	2002	2001	2000
Power	₱13	₱9	₱11
Materials and supplies	10	19	29
Personnel expenses (see Note 20)	5	6	8
Services and other charges	5	12	25
Ore purchases	–	23	28
	₱33	₱69	₱101

18. Cost of Merchandise Sold and Services

This account consists of:

	2002	2001	2000
Inventory	₱50	₱61	₱57
Personnel expenses (see Note 20)	15	44	53
Depreciation, depletion and amortization (see Note 21)	13	43	53
Repairs and maintenance	7	5	6
Taxes and licenses	2	2	2
Rent	1	10	7
Others	8	25	25
	₱96	₱190	₱203

19. Selling and General Expenses

This account consists of:

	2002	2001	2000
Provision for doubtful accounts	₱73	₱149	₱1
Personnel expenses (see Note 20)	32	17	17
Outside services	17	5	4
Depreciation, depletion and amortization (see Note 21)	4	5	2
Provision for inventory losses and obsolescence	4	1	3
Rent	4	1	2
Repairs and maintenance	1	3	–
Communications, light and water	–	2	2
Interest	–	4	3
Others	32	44	12
	₱167	₱231	₱46

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20. Personnel Expenses

This account consists of:

	2002	2001	2000
Wages and salaries	₱40	₱57	₱71
Benefits and allowances (see Note 26)	12	10	7
	₱52	₱67	₱78

The above amounts were distributed as follows:

	2002	2001	2000
Cost of merchandise sold and services	₱15	₱44	₱53
Selling and general	32	17	17
Cost of mine products sold	5	6	8
	₱52	₱67	₱78

21. Depreciation, Depletion and Amortization

This account is distributed as follows:

	2002	2001	2000
Cost of merchandise sold and services	₱13	₱43	₱53
Selling and general	4	5	2
Cost of mine products sold	–	1	4
	₱17	₱49	₱59

22. Financing Expense

This account consists of:

	2002	2001	2000
Interest expense on borrowings - net	₱202	₱261	₱246
Foreign exchange losses - net	37	23	237
	₱239	₱284	₱483

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23. Other Expenses (Income)

This account consists of:

	2002	2001	2000
Write down of investments in subsidiaries	₱81	₱–	₱–
Write-off of mining exploration and project development costs	69	–	–
Retrenchment, caretakership and other related costs	56	21	14
Write-off of tax credits	(50)	(60)	(46)
Provision for (reversal of allowance for) inventory losses and obsolescence and others	(38)	199	(7)
Gain on sale of investments and other properties	(22)	(88)	(39)
Write-off of long outstanding accounts and others – net	(271)	(60)	(26)
	(₱175)	₱12	(₱104)

24. Incentive Bonus Plan

The Parent Company and a subsidiary have incentive bonus plans which provide for bonus awards, calculated on the basis of net income, to top operating executives, managers and members of the BOD. Bonus awards are either paid in full directly to the awardees or are transferred to a trust fund and are payable to the awardees in three installments generally over a period of two years.

No incentive bonuses were paid in 2002, 2001 and 2000.

25. Employee Stock Ownership Incentive Plan

The Employee Stock Ownership Incentive Plan (ESOIP), as approved by the stockholders in 1986, allows employees of the Benguet Group of Companies (Benguet Group) to buy up to 6 million shares of the Common Class A stock of the Parent Company at either of two prices. If the shares are acquired by the Parent Company from a seller or are treasury shares, these can be bought at acquisition cost. If the shares are sourced from the authorized but unissued shares of the Parent Company, these can be bought at the average closing price quoted in the Philippine Stock Exchange on the last day that such shares were traded prior to the start of the purchase period. Payment for the shares purchased shall be advanced by the Parent Company on behalf of the employees and repaid through salary deduction without interest. Interest shall be shouldered by the Parent Company or the respective subsidiary. The shares acquired by employees under the ESOIP may be subjected to a holding period from the date of purchase. As of December 31, 2002, about 5.4 million shares have been purchased (exclusive of stock dividends issued) under the ESOIP.

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In January 1990, the BOD approved the Employees Stock Purchase Plan which allows the employees of the Group (but excluding directors of the Parent Company) to buy, basically under similar terms and conditions as the ESOIP, 2 million shares of the Common Class A stock of the Parent Company.

The balance of the funds advanced by the Parent Company to the employees pursuant to these plans is shown as part of "Accounts receivable" account in the consolidated balance sheets (see Note 6).

26. Pension Plans

The Parent Company and a subsidiary maintain qualified, noncontributory trusteed pension plans covering substantially all of their employees. Total pension expense amounted to ₱5 for the year ended December 31, 2000. No amount was recorded in 2002 and 2001.

As of the most recent valuation date of the pension plans (December 31, 2002), the actuarial present value of pension benefits amounted to ₱2.9. The fair value of the plan assets amounted to ₱9.0. The principal actuarial assumptions used to determine pension benefits were salary increases of 10% and return on plan assets of 10% per annum. The annual contribution to the pension plan consists of a payment covering the current service cost for the year.

27. Income Taxes

As discussed in Notes 2 and 10, management plans include the sale of certain properties, including Kingking. Management believes that the estimated proceeds from the sale of these assets will enable the Group to settle its outstanding obligations and realize sufficient taxable income which will result in the realization of its deferred tax assets.

The significant components of the Group's deferred tax assets and liabilities are as follows:

	2002	2001
Current deferred tax assets (included under "Other current assets" account in the consolidated balance sheets):		
Allowances for inventory losses and obsolescence, doubtful accounts and others	₱324	₱291
NOLCO	291	352
Input tax charged as part of inventories	58	43
Reserves for contingencies	18	43
MCIT	2	–
	693	729
Less valuation allowance	489	545
	₱204	₱184

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	2002	2001
Noncurrent deferred tax assets (included under "Other noncurrent assets" account in the consolidated balance sheets):		
Reserve for possible losses on mining properties and mine development costs	**₱285**	₱285
Unrealized foreign exchange losses charged to operations and others	**192**	192
Reserve for contingencies and others	**–**	7
	477	484
Noncurrent deferred tax liabilities:		
Revaluation increment in land	**(4)**	(4)
Excess of accelerated deduction of mining exploration and development costs over depletion and exploration costs written off	**(116)**	(116)
Capitalized interest	**(132)**	(132)
Excess of accelerated depreciation over normal depreciation of property, plant and equipment and others	**(53)**	(53)
	(305)	(305)
	172	179
Less valuation allowance	**125**	–
	₱47	₱179

The amounts and expiry dates of NOLCO are summarized as follows:

Date Incurred	Expiration Date	Amount
2000	2003	₱263
2001	2004	374
2002	2005	273
		₱910

The reconciliation of provision for (benefit from) income tax computed at the statutory tax rate to provision for (benefit from) income tax shown in the consolidated statements of income is summarized as follows:

	2002	2001	2000
Benefit from income tax computed at statutory tax rate	**(₱64)**	(₱170)	(₱145)
Increase in valuation allowance and others	**164**	185	93
	₱100	₱15	(₱52)

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28. Loss Per Share Computation

	2002	2001	2000
Net loss	₱301	₱546	₱400

Number of shares for computation of:

Basic loss per share

	2002	2001	2000
Weighted average common shares issued	114,228,558	114,228,558	114,228,558
Less treasury stock	116,023	116,023	116,023
Weighted average common shares outstanding	114,112,535	114,112,535	114,112,535

Dilutive loss per share

	2002	2001	2000
Weighted average common shares issued	114,228,558	114,228,558	114,228,558
Less treasury stock	116,023	116,023	116,023
Weighted average common shares outstanding	114,112,535	114,112,535	114,112,535
Conversion of preferred stock	692,591	692,591	692,591
	114,805,126	114,805,126	114,805,126
Loss per share	₱2.64	₱4.78	₱3.51

Dilutive loss per share is antidilutive as a result of the net loss; therefore, the basic EPS and diluted EPS are the same.

29. Segment Information

The Parent Company is principally engaged in the mining industry. It is a major producer of chrome ore.

The results of operations of the Group's mining, foundry and other businesses follow:

2002

	Mining	Foundry	Others	Total
Operating revenues	₱47	₱42	₱71	₱160
Interest expense - net	9	38	155	202
Depreciation, depletion and amortization	2	1	14	17
Segment operating gain (loss)	2	(20)	(119)	(137)
Segment assets	661	364	2,923	3,948

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	Mining	Foundry	Others	Total
Operating revenues	₱106	₱49	₱102	₱257
Interest expense - net	139	43	79	261
Depreciation, depletion and amortization	31	3	15	49
Segment operating gain (loss)	(322)	(53)	140	(235)
Segment assets	878	230	3,087	4,195

2000

	Mining	Foundry	Others	Total
Operating revenues	₱145	₱40	₱95	₱280
Interest expense - net	143	42	61	246
Depreciation, depletion and amortization	33	9	17	59
Segment operating gain (loss)	(224)	(63)	214	(73)
Segment assets	920	234	2,622	3,776

The Parent Company's operating revenues mainly consist of sale of chrome ore concentrates to Metallia, USA, Inc. amounting to ₱38, ₱104 and ₱138 in 2002, 2001 and 2000, respectively.

30. **Agreements, Contingencies and Other Matters**

Contingencies

a. On October 14, 1997, the BOD approved and ratified the Tripartite Agreement (Agreement) entered into by the Parent Company with the Palm Group on the purchase of the Parent Company's unissued shares.

Under the Agreement, the Parent Company will issue shares consisting of 22,677,701 Class A and 18,000,000 Class B shares out of the unissued portion of the authorized capital stock. The new shares will be subject to compliance with listing/registration requirements under the existing rules and regulations of the Philippine Securities and Exchange Commission, the Philippine Stock Exchange and the Securities and Exchange Commission of the United States of America.

The Agreement provides that the issuance of new shares should be approved by the Sandiganbayan. The Agreement also provides that the Parent Company will receive investment in cash in the amount of ₱275 from the Palm Group. The subscription payment will be sourced from the sequestered funds of the Palm Group by the Presidential Commission on Good Government (PCGG).

On October 30, 2001, the Parent Company and Palm Group opted to withdraw the pending Motion for Approval of the Tripartite Agreement in the Sandiganbayan for reason that the PCGG has changed its position as to the original terms of the Agreement. In a resolution dated November 23, 2001, the Sandiganbayan granted the withdrawal of the Agreement.

The Parent Company and Palm Group will negotiate anew with the PCGG for private placement based on updated share prices as the Palm Group has indicated its continuing interest to invest additional equity in the Parent Company.

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b. The Parent Company is involved in litigation on a number of cases and is subject to certain claims which arise in the normal course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Parent Company's financial position.

Subsequent Events

c. On February 6, 2003, the BOD approved and authorized the designation/appointment of the Parent Company's Vice President - HRD and Administration, Mr. Rolando P. De Jesus, as the Parent Company's Compliance Officer relative to the Group's Code of Corporate Governance adopted and approved by the BOD on August 12, 2002.

d. On February 4, 2003, by virtue of a deed of sale, the Parent Company sold its 3,348 shares of stock investment in Ebara-Benguet, Inc. representing 8% ownership, to Benguetrade, Inc. for ₱3.6.

e. On March 5, 2003, the Parent Company sold its 600 shares of stock investment in Benguet Ebara Real Estate Corporation, representing 60% ownership, to Ebara Benguet, Inc. - Retirement Trust Fund for ₱39.5.

Others

f. The logging operation of BMC's subsidiary has been restricted by Memorandum Circular No. 25 issued by the Department of Environment and Natural Resources on December 27, 1989 and Senate Bill No. 1404, otherwise known as the "Logging Ban Act of 1989." This consequently resulted in the retrenchment of a substantial number of employees. The subsidiary has diversified into lumber trading activities and real estate development, among others.

g. A subsidiary is registered with the Board of Investments for the manufacture and export of special purpose pumps and high and low alloy steel castings and the manufacture and export of metal castings. As a registered enterprise, the subsidiary is entitled to certain tax and nontax incentives and privileges.

h. The foreign exchange rates used in translating the U.S. dollar accounts of foreign subsidiaries to Philippine peso were ₱53.25 in 2002 and ₱51.69 in 2001 for balance sheet accounts and ₱51.60 in 2002, ₱51.02 in 2001 and ₱44.23 in 2000 for income and expense accounts.

i. Certain accounts in the 2001 consolidated financial statements were reclassified to conform with the 2002 consolidated financial statements presentation.

31. **Disclosures About Fair Value of Financial Instruments**

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate the value:

Cash and Cash Equivalents
For the cash equivalents, the carrying amount is a reasonable estimate of fair value.

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<u>Long-term Investments</u>
The fair value of some investments are estimated based on quoted market prices for the same or similar investments. For other investments for which there are no quoted market prices, a reasonable estimate of fair value could not be made without incurring excessive cost.

<u>Bank Loans</u>
The carrying amount approximates the fair value due to the short-term maturity of these instruments.

<u>Current Portion of Long-term Debt</u>
The carrying amount of the Group's current portion of long-term debt is a reasonable estimate of its fair value as interest rates are variable, based on the prevailing market rates.

	Carrying Amount	Fair Value
Cash and cash equivalents	₱78	₱78
Long-term investments for which it is:		
Practicable	–	–
Not practicable	28	–
Bank loans	362	362
Current portion of long-term debt	1,533	1,533

32. **Reconciliation of Significant Differences Between Generally Accepted Accounting Principles in the Philippines and the United States of America**

<u>Basis of Consolidated Financial Statements</u>
Certain accounting practices used by the Group in preparing the accompanying consolidated financial statements conform with Philippine GAAP, but do not conform with U.S. GAAP. Also, where a certain accounting treatment is not covered by specific Philippine GAAP guidelines, disclosure of significant relevant underlying information may be considered sufficient and acceptable under Philippine GAAP reporting. A description of the significant differences and a reconciliation of net income and stockholders' equity to U.S. GAAP follow:

a. Foreign Currency Translation

   Under Philippine GAAP, foreign exchange differentials between transaction rate and rate at settlement or balance sheet date of unhedged assets and liabilities are charged or credited to operations, except those pertaining to liabilities arising directly from the acquisition of property and equipment. These foreign exchange differentials are regarded as adjustments to cost and are added to or deducted from the appropriate "Property plant and equipment" accounts.

   U.S. GAAP does not permit capitalization or deferral of exchange differences unless the foreign currency asset or liability is specifically hedged.

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b. Revaluation of Property, Plant and Equipment

Under Philippine GAAP, cost is the generally accepted method of valuing property, plant and equipment. Valuation of fixed assets at appraised values, as determined by independent experts or specialists is allowed, provided that it conforms with the requirements prescribed by the Philippine Accounting Standards Council. Any method selected should be used consistently.

When appraised values are recorded, a new basis for depreciation is established. Disclosure in the financial statements is required for appraised values and the related depreciation, and for historical costs and the related depreciation. Since the revaluation increment recorded by the Group pertains to land, no related disclosures on depreciation is necessary. The revaluation increment is shown separately under the stockholders' equity section in the balance sheets.

U.S. GAAP requires strict adherence to the historical cost convention and does not allow upward revaluation of property, plant and equipment.

c. Pension Costs

Philippine GAAP, based on International Accounting Standards No. 19, "Retirement Benefit Costs," provides for the use of an accrued benefit valuation method as the preferred or benchmark actuarial valuation method and allows as an alternative method the projected benefit valuation method. It requires the amortization of past service costs, experience adjustments and the effects of change in actuarial assumptions over the expected remaining working lives of existing employees. The Group's pension cost is determined using the projected unit credit of accrued benefit valuation method.

Under U.S. GAAP, accounting for pensions is governed by SFAS No. 87, which requires a standardized method for measuring annual pension cost, amortization of prior service cost over the remaining service period of active employees, immediate recognition of a liability when accumulated benefit obligations exceed the fair value of plan assets, and certain additional disclosures.

In accordance with SFAS No. 132, "Employers' Disclosures about Pensions and Other Post Retirement Benefits," the following table sets forth the Plan's funded status and pension amounts recognized under U.S. GAAP:

	2002	2001	2000
Change in benefit obligation:			
Benefit obligation at beginning of year	₱19	₱18	₱16
Service cost	1	1	1
Interest cost	1	2	2
Actuarial gain	(1)	(2)	(1)
Benefit obligations at end of year	₱20	₱19	₱18
Change in plan assets:			
Fair value of plan assets at beginning of year	₱20	₱46	₱45
Actual return of plan assets	1	–	1
Benefits paid	(12)	(26)	–
Fair value of plan assets at end of year	₱9	₱20	₱46

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	2002	2001	2000
Funded status	₱6	₱9	₱28
Unrecognized net actuarial loss	82	85	69
Unrecognized net transition obligation	3	5	7
Unrecognized prior service cost	1	1	1
Prepaid benefit cost	₱92	₱100	₱105
Components of net periodic pension cost:			
Service cost	₱1	₱1	₱1
Interest cost	1	2	2
Actual return on plan assets	1	–	–
Amortization of unrecognized net transition obligation, prior service cost and net loss	2	2	2
Net periodic pension cost	₱5	₱5	₱5

The assumptions used in determining pension expense and funded status information shown in the foregoing were as follows:

Weighted average discount rate	12.00%
Rate of salary progression	10.00%
Expected long-term rate of return on assets	10.00%

d. Stock Dividends

Philippine GAAP requires that stock dividends of 20% or more of the number of previously outstanding shares be considered as stock splits and consequently, should be capitalized at par value. Stock dividends below 20% are recorded at par value, unless they are traded shares, in which case they may be capitalized at their fair value (or at par value if higher than fair value).

U.S. GAAP requires that distributions representing less than 25% of the number of shares previously outstanding be capitalized at their fair value. Distribution of 25% or more are deemed to be stock splits.

There were no stock dividends declared in 2002, 2001 and 2000.

A reconciliation of net loss per consolidated financial statements prepared in accordance with Philippine GAAP with net loss if such consolidated financial statements were prepared in accordance with U.S. GAAP follows (loss per share also presented):

	2002	2001	2000
Net loss as shown in the consolidated statements of income	(₱301)	(₱546)	(₱400)
Decrease in net loss if pension cost under SFAS No. 87 was considered	(2)	(3)	(3)
Net loss if consolidated statements of income were prepared in accordance with U.S. GAAP	(₱303)	(₱549)	(₱403)

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	2002	2001	2000
Loss per share if consolidated statements of income were prepared in accordance with U.S. GAAP	**₱2.66**	₱4.81	₱3.53

The reconciliation of certain balance sheet accounts per consolidated financial statements prepared in accordance with Philippine GAAP with consolidated balance sheet accounts if such consolidated financial statements were prepared in accordance with U.S. GAAP follows:

	2002	2001
Property, plant and equipment		
Property, plant and equipment as shown in the consolidated balance sheets	**₱2,314**	₱2,260
Decrease if revaluation increment is not recognized	**1,862**	1,822
Property, plant and equipment if consolidated balance sheets were prepared in accordance with U.S. GAAP	**₱452**	₱438
Other noncurrent assets		
Other noncurrent assets as shown in the consolidated balance sheets	**₱540**	₱672
Increase if prepaid pension cost arising from the application of SFAS 87 is recognized	**92**	100
Effects on deferred income tax if prepaid pension cost arising from the application of SFAS 87 is recognized	**(29)**	(32)
Other noncurrent assets if consolidated balance sheets were prepared in accordance with U.S. GAAP	**₱603**	₱740
Capital surplus		
Capital surplus as shown in the consolidated balance sheets	**₱705**	₱705
Increase if 15% stock dividend declared in 1989 was recorded at fair market value	**333**	333
Capital surplus if consolidated balance sheets were prepared in accordance with U.S. GAAP	**₱1,038**	₱1,038
Revaluation increment in land		
Revaluation increment in land as shown in the consolidated balance sheets	**₱1,862**	₱1,822
Decrease if revaluation increment is not recognized	**1,862**	1,822
Revaluation increment in land if consolidated balance sheets were prepared in accordance with U.S. GAAP	**₱–**	₱–

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	2002	2001
Deficit		
Deficit as shown in the consolidated financial statements	**(₱2,834)**	(₱2,533)
Increase (decrease) in deficit if:		
15% stock dividend declared in 1989 was recorded at fair market value	**(333)**	(333)
Pension cost under SFAS 87 was considered	**63**	68
Deficit if consolidated financial statements were prepared in accordance with U.S. GAAP	**(₱3,104)**	(₱2,798)
Stockholders' Equity (Capital Deficiency)		
Stockholders' equity as shown in the consolidated balance sheets	**₱201**	₱413
Increase (decrease) if:		
a. Revaluation increment in land is not recognized	**(1,862)**	(1,822)
b. Pension cost under SFAS 87 was considered	**63**	68
Capital deficiency if consolidated balance sheets were prepared in accordance with U.S. GAAP	**(₱1,598)**	(₱1,341)

The preparation of consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimated.

U.S. GAAP, under SFAS No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of," requires entities to perform separate calculations for assets to be "held and used" and "held for sale" to determine whether recognition of an impairment loss is required, and if so, to measure the impairment. For assets to be held and for use, if the sum of expected future cash flows, undiscounted and without interest charges, is less than an asset's carrying value, an impairment loss is recognized. Measurement of an impairment loss is based on the fair value of the assets. For assets to be held for sale, these shall be reported at the lower of carrying amount or fair value less cost to sell. The fair value of an asset is the amount at which the asset could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. Quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for the measurement, if available. If quoted market prices are not available, the estimate of fair value shall be based on the best information available in the circumstances. The estimate of fair value shall consider prices for similar assets and the results of valuation techniques to the extent available in the circumstances.

SFAS No. 121 also requires long-lived assets and certain identifiable intangibles to be disposed of to be reported at the lower of the carrying value or fair value less cost to sell. Management has made a comparison of the carrying value of the Group's long-lived assets and the estimated fair value less cost to sell. The impairment loss on certain assets has been taken up in the accounts.

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Impact of Recently Issued Accounting Pronouncements

In April 2002, the Financial Accounting Statements Board (FASB) issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections." Among other provisions, SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt." Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Gains or losses from extinguishment of debt that do not meet the criteria of APB Opinion No. 30 should be reclassified to income from continuing operations in all prior periods presented. The Group early adopted the provisions related to the extinguishment of debt. There was no impact on prior periods. The Group is currently in the process of evaluating any effect the adoption of the remaining provisions of SFAS No. 145 will have on the Group's consolidated balance sheets and statements of income.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." SFAS No. 143 addresses financial accounting and reporting for the retirement obligation of an asset. This Statement states that companies should recognize the asset retirement cost at their fair value, as part of the cost of the asset and classify the accrued amount as a liability in the balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for the revised estimates of the discounted cash flows. The Statement will be effective for fiscal year beginning after June 15, 2002. The Group is currently in the process of evaluating any effect the adoption of SFAS No. 143 will have on the consolidated balance sheets, statements of income and cash flows.

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BENGUET CORPORATION AND SUBSIDIARIES

SUPPLEMENTARY SCHEDULE - VALUATION
AND QUALIFYING ACCOUNTS AND RESERVES
(Amounts in Millions Expressed in Philippine Peso)

	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Write-offs	Other Changes Add (Deduct)	Balance at End of Year
At December 31, 2002					
Allowance deducted from asset accounts:					
Allowance for inventory losses and obsolescence	₱582	₱4	(₱21)	₱–	₱565
Allowance for doubtful accounts	235	73	–	–	308
Allowance for decline in value of properties not used in operations	27	–	–	–	27
Valuation allowance on deferred tax assets	545	125	–	(56)	614
	₱1,389	₱202	(₱21)	(₱56)	₱1,514
At December 31, 2001					
Allowance deducted from asset accounts:					
Allowance for inventory losses and obsolescence	₱456	₱164	₱–	(₱38)	₱582
Allowance for doubtful accounts	86	149	–	–	235
Allowance for decline in value of properties not used in operations	–	27	–	–	27
Valuation allowance on deferred tax assets	335	210	–	–	545
	₱877	₱550	₱–	(₱38)	₱1,389
At December 31, 2000					
Allowance deducted from asset accounts:					
Allowance for inventory losses and obsolescence	₱453	₱3	₱–	₱–	₱456
Allowance for doubtful accounts	85	1	–	–	86
Valuation allowance on deferred tax assets	374	–	–	(39)	335
	₱912	₱4	₱–	(₱39)	₱877

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as they became due from cash generated by operations. If management is unsuccessful in that effort, consideration will be given to the sale of the assets included in the Company's Mortgage Trust Indenture.

Other information regarding the provisions of the Term Sheet is shown in Note 14 the "Notes to Consolidated to Financial Statements" on pages 53 to 55.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

Information regarding the Capital Stock is shown in Note 15 of the "Notes to Consolidated Financial Statements" on page 55.

PART IV

ITEM 17. FINANCIAL STATEMENTS

The financial statements listed in the Companying Index to Financial Statements and Supplementary Schedule covered by Report of Independent Public Accountants are filed as part of this Form20-F annual report.

ITEM 18. FINANCIAL STATEMENTS

Not applicable -- see Item 17

ITEM 18. FINANCIAL STATEMENTS AND EXHIBITS

a) Financial Statements and Schedule

See Index to Financial Statements and Supplementary Schedule covered by Report of Independent Public Accountant submitted as a separate section in of this report.

b) Exhibits filed as part of this report

2002 Quarterly Reports (First, Second and Third Quarters)
Manual on Corporate Good Governance

SIGNATURES

Pursuant to the requirements of Section 13 (a) or 15 (d) of the Securities and Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F containing the financial statements and that the information contained on Form 20-F presents fairly, in all material respects, the financial condition and results of operations and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized

By:





__BENJAMIN PHILIP G. ROMUALDEZ__   __SALVADOR P. PABALAN__
President and CEO   Senior Vice President, Finance & Treasurer

CERTIFICATIONS

I **BENJAMIN PHILIP G. ROMUALDEZ**, President and Chief Executive Officer of Benguet Corporation, certify that:

1. I have reviewed this annual report on Form 20-F of Benguet Corporation (the Registrant);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respects to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. That the Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

   a) designed such disclosures controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. That the Registrant's other certifying officers and I have disclosed based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors:

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. That the Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

August 13, 2003



BENJAMIN PHILIP G. ROMUALDEZ
President and CEO

CERTIFICATIONS

I **SALVADOR P. PABALAN**, Senior Vice President – Finance and Treasurer of Benguet Corporation, certify that:

1. I have reviewed this annual report on Form 20-F of Benguet Corporation (the Registrant);

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respects to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. That the Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

    d) designed such disclosures controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
    e) evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
    f) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. That the Registrant's other certifying officers and I have disclosed based on our most recent evaluation, to the Registrant's auditors and the audit committee of the Registrant's board of directors:

    c) all significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and
    d) any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

6. That the Registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

August 13, 2003



SALVADOR P. PABALAN
Senior Vice President – Finance & Treasurer

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